SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of June 30, 2003, the related statements of income for the quarter and semester then ended, the performance report and the relevant information, presented in accordance with the accounting principles generally accepted in Brazil, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company’s management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company’s and yours subsidiary financial position and operations.

3. As described in note 13 to the quarterly financial information, the Company, its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange rate changes in year 2001, in conformity with Provisional Measure No. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários - CVM. Accounting practices adopted in Brazil, require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of June 30, 2003, stockholders’ equity is overstated by approximately R$119,981 thousand (R$134,718 thousand as of March 31, 2003), and the net profit for the quarter and semester ended June 30, 2003 is understated by approximately R$14,737 thousand and R$37,666 thousand respectively, (net loss for the quarter and semester ended on June 30, 2002 was overstated by approximately R$98,468 thousand and R$323,887 thousand, respectively) net of fiscal effects.

4. Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5. As described in note 21 to the Quarterly Information, as of June 30, the Company and subsidiaries had recorded in current assets, accounts receivable in the amount of R$313,040 thousand, related to the sale of energy in the Wholesale Electric Energy Market - MAE, based on calculation made and disclosed by the MAE and/or on estimates prepared by the Management, when MAE information was not available. Of this amount, R$77,473 thousand refers to the sale of energy to concessionaires or permissionaires holding injunctions for the suspension of payment for the transactions. The financial settlement depends upon the decision on judicial claims in progress, filed by sector companies, and referring to the interpretation of market regulations in force, and the amounts may still be subject to change. The definitive settlement also depends on the financial capacity of the sector companies to pay their obligations.

6. The individual and consolidated financial statements as of March 31, 2003 presented for comparative purposes, were reviewed by us, and our report, dated May 2, 2003 included qualification with respect to the deferral of net negative exchange variations for the year 2001. The individual and consolidated statements of income in the quarter and semester ended June 30, 2002, presented for comparative purposes, were reviewed by us, and our report, dated July 30, 2002, contains qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999 and in the year 2001, and the impacts, if any, of the lack of review of certain affiliates, subsidiaries and joint subsidiaries as of that date, which represented 0.06% of the total assets of the Parent Company, and whose net equity represents, respectively, 5.50% and 4.53% of the loss for the quarter and semester ended that date.

7. Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in note 24, to the Statement of Earnings before Interest, Tax, Depreciation and Amortization (Ebitda) in note 25, and to the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the quarterly information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. These information were reviewed according with the review procedures mentioned in paragraph (2) above, and based on our special review, are fairly stated, in all material aspects, in relation to the Quarterly Information taken as a whole.

8. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, August 1, 2003

DELOITTE TOUCHE TOHMATSU                                Amauri Froment Fernandes
Auditores Independentes                                       Engagement Partner

                     (Translation of the report originally issued in Portuguese.
                                        See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                            3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                 33.042.730/0001-04
--------------------------------------------------------------------------------

02.01 - BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

--------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                                3 -06/30/2003    4 -03/31/2003
--------------------------------------------------------------------------------------------------------------
1              TOTAL ASSETS                                                       21,572,377       17,669,434
--------------------------------------------------------------------------------------------------------------
1.01           CURRENT ASSETS                                                      3,974,601        4,374,028
--------------------------------------------------------------------------------------------------------------
1.01.01        CASH AND BANKS                                                         32,493           46,854
--------------------------------------------------------------------------------------------------------------
1.01.01.01     BANKS                                                                  32,493           46,854
--------------------------------------------------------------------------------------------------------------
1.01.02        CREDITS                                                             1,743,744        1,496,633
--------------------------------------------------------------------------------------------------------------
1.01.02.01     TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET                           862,476          723,819
--------------------------------------------------------------------------------------------------------------
1.01.02.02     TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET                             960,793          858,144
--------------------------------------------------------------------------------------------------------------
1.01.02.03     ALLOWANCE FOR DOUBTFUL ACCOUNTS                                       (79,525)         (85,330)
--------------------------------------------------------------------------------------------------------------
1.01.03        INVENTORIES                                                           647,173          582,338
--------------------------------------------------------------------------------------------------------------
1.01.03.01     FINISHED PRODUCTS                                                     157,349          149,916
--------------------------------------------------------------------------------------------------------------
1.01.03.02     PRODUCTS IN PROCESS                                                   134,620          105,967
--------------------------------------------------------------------------------------------------------------
1.01.03.03     RAW MATERIAL                                                          168,191          144,943
--------------------------------------------------------------------------------------------------------------
1.01.03.04     SPARE PARTS AND MAINTENANCE SUPPLIES                                  175,822          169,044
--------------------------------------------------------------------------------------------------------------
1.01.03.05     IMPORTS IN TRANSIT                                                        967            1,772
--------------------------------------------------------------------------------------------------------------
1.01.03.06     MATERIALS IN TRANSIT                                                   10,224           10,696
--------------------------------------------------------------------------------------------------------------
1.01.04        OTHER                                                               1,551,191        2,248,203
--------------------------------------------------------------------------------------------------------------
1.01.04.01     MARKETABLE SECURITIES                                                 872,399        1,513,033
--------------------------------------------------------------------------------------------------------------
1.01.04.02     WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET              112,526           83,561
--------------------------------------------------------------------------------------------------------------
1.01.04.03     DEFERRED INCOME TAX                                                   131,690          220,064
--------------------------------------------------------------------------------------------------------------
1.01.04.04     DEFERRED SOCIAL CONTRIBUTION                                           19,853           50,334
--------------------------------------------------------------------------------------------------------------
1.01.04.05     DIVIDENDS RECEIVABLE                                                  174,835          174,835
--------------------------------------------------------------------------------------------------------------
1.01.04.06     OTHER                                                                 239,888          206,376
--------------------------------------------------------------------------------------------------------------
1.02           LONG-TERM ASSETS                                                    1,977,531        1,426,134
--------------------------------------------------------------------------------------------------------------
1.02.01        CREDITS                                                                55,823           55,054
--------------------------------------------------------------------------------------------------------------
1.02.01.01     COMPULSORY LOANS - ELETROBRÁS                                          55,823           55,054
--------------------------------------------------------------------------------------------------------------
1.02.02        CREDITS WITH RELATED PARTIES                                          593,789           93,615
--------------------------------------------------------------------------------------------------------------
1.02.02.01     AFFILIATES                                                                  0                0
--------------------------------------------------------------------------------------------------------------
1.02.02.02     SUBSIDIARIES                                                          593,789           93,615
--------------------------------------------------------------------------------------------------------------
1.02.02.03     OTHER RELATED PARTIES                                                       0                0
--------------------------------------------------------------------------------------------------------------
1.02.03        OTHER                                                               1,327,919        1,277,465
--------------------------------------------------------------------------------------------------------------
1.02.03.01     DEFERRED INCOME TAX                                                   244,766          257,586
--------------------------------------------------------------------------------------------------------------
1.02.03.02     DEFERRED SOCIAL CONTRIBUTION                                           61,265           69,272
--------------------------------------------------------------------------------------------------------------
1.02.03.03     JUDICIAL DEPOSITS                                                     454,317          442,261
--------------------------------------------------------------------------------------------------------------
1.02.03.04     SECURITIES RECEIVABLE                                                  51,990           52,181
--------------------------------------------------------------------------------------------------------------
1.02.03.05     DEBENTURE                                                             107,673          107,673
--------------------------------------------------------------------------------------------------------------
1.02.03.06     RECOVERABLE PIS / PASEP                                                52,349           50,850
--------------------------------------------------------------------------------------------------------------
1.02.03.07     LEASES                                                                 31,942           29,973
--------------------------------------------------------------------------------------------------------------
1.02.03.08     INVESTMENT AVAILABLE FOR SALE                                         246,917          199,385
--------------------------------------------------------------------------------------------------------------
1.02.03.09     OTHER                                                                  76,700           68,284
--------------------------------------------------------------------------------------------------------------
1.03           PERMANENT ASSETS                                                   15,620,245       11,869,272
--------------------------------------------------------------------------------------------------------------
1.03.01        INVESTMENTS                                                         2,704,827        2,893,498
--------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                                 3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                 33.042.730/0001-04
--------------------------------------------------------------------------------

02.01 - BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

--------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                                3 -06/30/2003    4 -03/31/2003
--------------------------------------------------------------------------------------------------------------
1.03.01.01     IN AFFILIATES                                                               0                0
--------------------------------------------------------------------------------------------------------------
1.03.01.02     IN SUBSIDIARIES                                                     2,704,827        2,893,498
--------------------------------------------------------------------------------------------------------------
1.03.01.03     OTHER INVESTMENTS                                                           0                0
--------------------------------------------------------------------------------------------------------------
1.03.02        PROPERTY, PLANT AND EQUIPMENT                                      12,527,589        8,564,578
--------------------------------------------------------------------------------------------------------------
1.03.02.01     IN NET OPERATION                                                   11,868,726        7,954,776
--------------------------------------------------------------------------------------------------------------
1.03.02.02     CONSTRUCTION                                                          543,580          518,183
--------------------------------------------------------------------------------------------------------------
1.03.02.03     LANDS                                                                 115,283           91,619
--------------------------------------------------------------------------------------------------------------
1.03.03        DEFERRED CHARGES                                                      387,829          411,196
--------------------------------------------------------------------------------------------------------------

                     (Translation of the report originally issued in Portuguese.
                                        See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                                         3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                              33.042.730/0001-04
-------------------------------------------------------------------------------------------------------------

02.02 - BALANCE  SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

-------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                               3 -06/30/2003    4 -03/31/2003
-------------------------------------------------------------------------------------------------------------
2              TOTAL LIABILITIES                                                 21,572,377       17,669,434
-------------------------------------------------------------------------------------------------------------
2.01           CURRENT LIABILITIES                                                4,304,915        3,965,975
-------------------------------------------------------------------------------------------------------------
2.01.01        LOANS AND FINANCING                                                2,985,362        2,406,148
-------------------------------------------------------------------------------------------------------------
2.01.02        DEBENTURES                                                            68,287           29,067
-------------------------------------------------------------------------------------------------------------
2.01.03        SUPPLIERS                                                            597,284          586,700
-------------------------------------------------------------------------------------------------------------
2.01.04        TAXES AND CONTRIBUTIONS                                              401,657          324,732
-------------------------------------------------------------------------------------------------------------
2.01.04.01     SALARIES AND SOCIAL CONTRIBUTIONS                                    100,368           76,943
-------------------------------------------------------------------------------------------------------------
2.01.04.02     TAXES PAYABLE                                                        207,146          143,136
-------------------------------------------------------------------------------------------------------------
2.01.04.03     DEFERRED INCOME TAX                                                   69,223           76,951
-------------------------------------------------------------------------------------------------------------
2.01.04.04     DEFERRED SOCIAL CONTRIBUTION                                          24,920           27,702
-------------------------------------------------------------------------------------------------------------
2.01.05        DIVIDENDS PAYABLE                                                        328          293,623
-------------------------------------------------------------------------------------------------------------
2.01.05.01     PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY                  328          293,623
-------------------------------------------------------------------------------------------------------------
2.01.06        PROVISIONS                                                             9,358            6,509
-------------------------------------------------------------------------------------------------------------
2.01.06.01     LABOR, CIVIL AND TAX                                                   9,358            6,509
-------------------------------------------------------------------------------------------------------------
2.01.07        DEBT WITH RELATED PARTIES                                                  0                0
-------------------------------------------------------------------------------------------------------------
2.01.08        OTHER                                                                242,639          319,196
-------------------------------------------------------------------------------------------------------------
2.01.08.01     ACCOUNTS PAYBLE- AFFILIATED COMPANY                                  169,396          189,529
-------------------------------------------------------------------------------------------------------------
2.01.08.02     DERIVATIVES - PAYABLE ACCOUNTS                                             0                0
-------------------------------------------------------------------------------------------------------------
2.01.08.03     OTHER                                                                 73,243          129,667
-------------------------------------------------------------------------------------------------------------
2.02           LONG-TERM LIABILITIES                                              9,631,242        8,389,198
-------------------------------------------------------------------------------------------------------------
2.02.01        LOANS AND FINANCING                                                4,552,279        4,559,212
-------------------------------------------------------------------------------------------------------------
2.02.02        DEBENTURES                                                           666,550          666,550
-------------------------------------------------------------------------------------------------------------
2.02.03        PROVISIONS                                                         3,038,067        1,636,824
-------------------------------------------------------------------------------------------------------------
2.02.03.01     LABOR, CIVIL, FISCAL AND ENVIRONMENTAL                                79,271           74,091
-------------------------------------------------------------------------------------------------------------
2.02.03.02     FOR INCOME TAX IN JUDGE                                               59,441           59,866
-------------------------------------------------------------------------------------------------------------
2.02.03.03     FOR SOCIAL CONTRIBUTION IN JUDGE                                      31,479           44,333
-------------------------------------------------------------------------------------------------------------
2.02.03.04     OTHER TAX IN JUDGE                                                   240,305          206,408
-------------------------------------------------------------------------------------------------------------
2.02.03.05     DEFERRED INCOME TAX                                                1,932,038          920,681
-------------------------------------------------------------------------------------------------------------
2.02.03.06     DEFERRED SOCIAL CONTRIBUTION                                         695,533          331,445
-------------------------------------------------------------------------------------------------------------
2.02.04        DEBT WITH RELATED PARTIES                                            960,895        1,110,842
-------------------------------------------------------------------------------------------------------------
2.02.05        OTHER                                                                413,451          415,770
-------------------------------------------------------------------------------------------------------------
2.02.05.01     PROVISION FOR INVESTMENT DEVALUATION                                  15,848           44,278
-------------------------------------------------------------------------------------------------------------
2.02.05.02     OTHER                                                                397,603          371,492
-------------------------------------------------------------------------------------------------------------
2.03           DEFERRED INCOME                                                            0                0
-------------------------------------------------------------------------------------------------------------
2.05           STOCKHOLDERS' EQUITY                                               7,636,220        5,314,261
-------------------------------------------------------------------------------------------------------------
2.05.01        PAID-IN CAPITAL                                                    1,680,947        1,680,947
-------------------------------------------------------------------------------------------------------------
2.05.02        CAPITAL RESERVES                                                      10,485           10,485
-------------------------------------------------------------------------------------------------------------
2.05.03        REVALUATION RESERVES                                               5,128,243        2,485,361
-------------------------------------------------------------------------------------------------------------
2.05.03.01     OWN ASSETS                                                         5,128,243        2,485,361
-------------------------------------------------------------------------------------------------------------
2.05.03.02     SUBSIDIARIES/AFFILIATES                                                    0                0
-------------------------------------------------------------------------------------------------------------
2.05.04        REVENUE RESERVES                                                     196,449          702,588
-------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                                         3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                              33.042.730/0001-04
-------------------------------------------------------------------------------------------------------------

02.02 - BALANCE  SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

-------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                               3 -06/30/2003    4 -03/31/2003
-------------------------------------------------------------------------------------------------------------
2.05.04.01     LEGAL                                                                196,449          196,449
-------------------------------------------------------------------------------------------------------------
2.05.04.02     STATUTORY                                                                  0                0
-------------------------------------------------------------------------------------------------------------
2.05.04.03     FOR CONTINGENCIES                                                          0                0
-------------------------------------------------------------------------------------------------------------
2.05.04.04     UNREALIZED INCOME                                                          0                0
-------------------------------------------------------------------------------------------------------------
2.05.04.05     PROFIT RETENTIONS                                                          0                0
-------------------------------------------------------------------------------------------------------------
2.05.04.06     SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                      0                0
-------------------------------------------------------------------------------------------------------------
2.05.04.07     OTHER PROFIT RESERVES                                                      0          506,139
-------------------------------------------------------------------------------------------------------------
2.05.04.07.01  FOR INVESTMENTS                                                            0          506,139
-------------------------------------------------------------------------------------------------------------
2.05.05        RETAINED EARNINGS                                                    620,096          434,880
-------------------------------------------------------------------------------------------------------------

                     (Translation of the report originally issued in Portuguese.
                                        See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE  2 - NAME OF COMPANY                                  3 - TAX PAYER
00403-0       COMPANHIA SIDERÚRGICA NACIONAL                  33.042.730/0001-04
--------------------------------------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

--------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                                          3 - 01/04/2003    4 - 01/01/2003    5 - 01/04/2002    6 - 01/01/2002
                                                                                        TO 06/30/2003     TO 06/30/2003     TO 06/30/2002     TO 06/30/2002
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.01          GROSS REVENUE FROM SALES AND SERVICES                                           1,856,982         3,502,414         1,213,775         2,333,283
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.02          DEDUCTIONS FROM GROSS REVENUE                                                    (305,900)         (559,298)         (204,797)         (392,884)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.03          NET REVENUE FROM SALES AND SERVICES                                             1,551,082         2,943,116         1,008,978         1,940,399
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.04          COST OF GOODS AND SERVICES SOLD                                                  (855,692)       (1,555,436)         (599,523)       (1,177,249)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.04.01       DEPRECIATION, DEPLETION AND AMORTIZATION                                         (147,077)         (264,729)         (115,273)         (238,872)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.04.02       OTHER                                                                            (708,615)       (1,290,707)         (484,250)         (938,377)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.05          GROSS PROFIT                                                                      695,390         1,387,680           409,455           763,150
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06          OPERATING INCOME (EXPENSES)                                                      (366,755)         (509,390)         (844,751)       (1,493,667)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01       SELLING                                                                           (48,313)          (95,917)          (47,316)          (95,474)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01.01    DEPRECIATION AND AMORTIZATION                                                      (1,511)           (3,030)           (1,086)           (2,187)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01.02    OTHER                                                                             (46,802)          (92,887)          (46,230)          (93,287)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02       GENERAL AND ADMINISTRATIVE                                                        (61,228)         (113,925)          (74,420)         (135,586)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.01    DEPRECIATION AND AMORTIZATION                                                      (5,018)          (10,588)           (7,372)          (14,679)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.02    OTHER                                                                             (56,210)         (103,337)          (67,048)         (120,907)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03       FINANCIAL                                                                        (107,911)         (123,887)         (970,699)       (1,475,688)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    FINANCIAL INCOME                                                                   70,597           236,954           771,388           531,665
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.01 EXCHANGE VARIATION AMORTIZATION                                                         0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.02 FOREIGN EXCHANGE AND MONETARY LOSS, NET                                           915,951         1,219,590                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.03 FINANCIAL INCOME                                                                 (845,354)         (982,636)          771,388           531,665
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    FINANCIAL EXPENSES                                                               (178,508)         (360,841)       (1,742,087)       (2,007,353)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.01 FINANCIAL EXPENSES                                                               (178,508)         (360,841)         (224,141)         (382,799)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.02 FOREIGN EXCHANGE AND MONETARY LOSS, NET                                                 0                 0        (1,517,946)       (1,624,554)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.04       OTHER OPERATING INCOME                                                              3,018             6,545             3,636             5,328
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05       OTHER OPERATING EXPENSES                                                          (27,069)           (5,645)          (46,839)          (96,738)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.01    FOREIGN EXCHANGE AND MONETARY LOSS, NET                                                 0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.02    AMORTIZATION OF SPECIAL EXCHANGE VARIATION                                              0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.03    OTHER                                                                             (27,069)           (5,645)          (46,839)          (96,738)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.06       EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES                       (125,252)         (176,561)          290,887           304,491
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.07          OPERATING INCOME (LOSS)                                                           328,635           878,290          (435,296)         (730,517)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08          NON-OPERATING INCOME (LOSS)                                                        (6,758)          (12,159)           (3,029)           (6,575)
--------------------------------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE  2 - NAME OF COMPANY                                  3 - TAX PAYER
00403-0       COMPANHIA SIDERÚRGICA NACIONAL                  33.042.730/0001-04
--------------------------------------------------------------------------------

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

--------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                                          3 - 01/04/2003    4 - 01/01/2003    5 - 01/04/2002    6 - 01/01/2002
                                                                                        TO 06/30/2003     TO 06/30/2003     TO 06/30/2002     TO 06/30/2002
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.01       INCOME                                                                                  6                25                84             1,614
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.02       EXPENSES                                                                           (6,764)          (12,184)           (3,113)           (8,189)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.09          INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS                            321,877           866,131          (438,325)         (737,092)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.10          PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION                                  (39,959)            4,630            41,692            25,343
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11          DEFERRED INCOME TAX                                                              (146,934)         (329,745)          186,826           304,530
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11.01       DEFERRED INCOME TAX                                                              (106,525)         (239,516)          141,945           231,882
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11.02       DEFERRED SOCIAL CONTRIBUTION                                                      (40,409)          (90,229)           44,881            72,648
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12          STATUTORY PARTICIPATIONS / CONTRIBUTIONS                                                0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01       PARTICIPATIONS                                                                          0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.02       CONTRIBUTIONS                                                                           0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.13          REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY                                            0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.15          NET INCOME (LOSS) FOR THE PERIOD                                                  134,984           541,016          (209,807)         (407,219)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
              OUTSTANDING SHARES (THOUSANDS)                                                 71,729,261        71,729,261        71,729,261        71,729,261
--------------------------------------------------------------------------------------------------------------------------------------------------------------
              EARNINGS PER SHARE (R$)                                                           0.00188           0.00754
--------------------------------------------------------------------------------------------------------------------------------------------------------------
              LOSS PER SHARE (R$)                                                                                                  (0.00292)         (0.00568)
--------------------------------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE
CVM BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION ITR	CORPORATE LAW
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date 06/30/2003

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 NOTES TO THE QUARTERLY FINANCIAL INFORMATION

(In thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeastern Brazil and processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the neighboring State of Minas Gerais to cater for the needs of the Presidente Vargas mill. Aiming to improve these activities, the Company also maintains strategic investments in railroad and electricity transportation, ports, among other companies.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the quarterly information form, the Statements of Changes in Financial Position and Cash Flows of the parent company and consolidated, are presented in the table “Other information that the Company considers as relevant”.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting principles adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission ("CVM") and Brazilian Institute of Accountants IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 13.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, respectively, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries, jointly owned subsidiary companies and associated companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable. The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 12) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates shown in Note 12 based on the remaining economic useful lives of the assets after revaluation, according to the technical appraisal report. Iron mines Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years. The amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the net foreign exchange variations related to the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable, including accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees’ Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission (“CVM”), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above as mentioned in reported deliberation and based on by independent actuarial studies (see note 26 item d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. The swaps operations are recorded based on the operations´ net results, which are booked monthly as for the contractual conditions.

The operations of exchange options are monthly adjusted to market value, whenever the position shows a loss, such loss is recognized as a company obligation in counter entry to the financial result, in accordance with the prudence principle.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the on June 30, 2003 and March 31, 2003 include the following subsidiaries and joint subsidiaries:

                                                  Percentage share of total
                                                 and voting capital stock (%)
Companies                                         06/30/2003      03/31/2003     Main Ativities
------------------------------------------------ --------------  ------------- ----------------------------------------

Fully Consolidated:
CSN Overseas                                           100.00         100.00     Financial operations
CSN Steel Corp.                                        100.00         100.00     Participation in other companies throught equity stakes
CSN Islands Corp.                                      100.00         100.00     Financial operations
CSN Islands II                                         100.00         100.00     Financial operations
CSN Islands III                                        100.00                    Financial operations
CSN Islands IV                                         100.00                    Financial operations
CSN Islands V                                          100.00                    Financial operations
Cayman II                                              100.00                    Financial operations
CSN Export                                             100.00                    Financial operations
CSN Energy Corp.                                       100.00         100.00     Participation in other companies throught equity stakes
CSN Steel II, S.A.                                     100.00         100.00     Participation in other companies throught equity stakes
Cia.Metalic Nordeste                                    99.99          99.99     Metallurgy
Indústria Nacional de Aços Laminados - Inal S.A.        99.99                    Steel products service center
FEM - Projetos , Construções e Montagem S.A.            99.99          99.99     Assembly and maintenance
CSC - Cia. Siderúrgica do Ceará                         99.99          99.99     Steel making
CSN Panama, S.A.                                        99.99          99.99     Participation in other companies throught equity stakes
CSN Energia S.A.                                        99.90          99.99     Trading of eletric power
CSN Participações Energéticas S.A.                      99.70          99.70     Participation in other companies throught equity stakes
CSN I S.A.                                              99.67          99.67     Steel making
CISA - CSN Indústria de Aços Revestidos S.A.                           99.99     Steel products service center
Proportionally Consolidated:
GalvaSud S.A                                            51.00          51.00     Steel products service center
Lusosider                                               50.00                    Steel making
Sepetiba Tecon S.A  (1)                                 20.00          20.00     Maritime port services

(1) Considering the indirect participation in Sepetiba Tecon S.A., through CSN Panama,S.A., the total participation amounts to 50%.

The financial statements originally prepared in US dollars (CSN Panama, S.A., CSN Islands Corp., CSN Islands II, CSN Islands III, CSN Islands IV, CSN Islands V, CSN Steel Corp., CSN Overseas, CSN Energy Corp. e CSN Steel II, S.A.) and in Euros (Lusosider) were converted to Brazilian reais at the exchange rate in effect on June 30, 2003 R$/EUR 3.3111, R$/US$2.8720 (March 31, 2003 R$/US$3.3531 and June 30, 2002 R$/US$2.8444) and the gains / losses originated by this conversion were accounted for in the income statements of the related years, as a result of equity accounting in the parent company and exchange variation in the consolidated. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the presentation of the consolidated financial statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Consistent with the financial statements for the year ended December 31, 2002, the Company did not consolidate the following investees due to the fact that they do not represent any relevant change to the consolidated economic unit.

                                                                              Ownership (%)
                                                                   -----------------------------
                                                                    06/30/2003 e 03/31/2003
                                                                   -----------------------------
Companies                                                             Total        Voting
------------------------------------------------------------------ ------------- ---------------
Companhia Ferroviária do Nordeste - CFN                                   32.40        32.40
Ferrovia Centro Atlântica S.A. (FCA)                                      11.95        11.66
MRS Logística S.A.                                                        32.22        18.72

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The participation in Itá Energética S.A. (ITASA) is shown as investment available for sale in long-term assets, and, therefore, was not consolidated.

The reconciliation between shareholders’ equity and net income (loss) for the year of the Parent Company and consolidated is as follows:

                                               Shareholder's equity               Net profit (loss)
                                               -------------------------------    ----------------------------
                                                 06/30/2003      03/31/2003        06/30/2003    06/03/2002
                                               --------------- ---------------    ------------- --------------
Parent company                                      7,636,220       5,314,261          541,016       (407,219)
Elimination of gains on inventories                   (41,126)         (9,483)         (28,079)          (506)
Other adjustments                                           5                                5
                                               --------------- ---------------    ------------- --------------
Consolidated                                        7,595,099       5,304,778          512,942       (407,725)
                                               =============== ===============    ============= ==============

Note 19 only shows changed in the parent company’s stockholders’ equity.

5. TRANSACTION WITH RELATED PARTIES

                        CSN       CSN     CSN     CSN     CSN        CSN       CSN        CSN      MRS                     BANK                       TOTAL
                                                                                                                                             --------------------
                       OVERSEAS   CAYMAN   IRON   PANAMA  ISLANDSII  ISLANDSIII ISLANDSIV ISLANDSV  LOGÍSTICA  GALVASUD   FIBRA METALIC OTHERS  06/30/2003 03/31/2003
                        --------- -------------------------------------------------------------------------------------------------- ------- --------------------

ASSETS
Accounts receivable          391  1,093,671                    57                               53  73,706  79,012               91     211  1,247,192  1,207,017
Other operations:                                                                                                                                    -
Marketable securities                                                                                               287,156                    287,156    661,276
Mutual/Current accounts(1) 516,558   42,040        35,191      57                            4,703             693                   15,483    614,725    125,868
Debentures Sepetiba Tecon                                                                                                            18,000     18,000     18,000
Dividends receivable                                                                                                                174,835    174,835    174,835
Advance for future capital                                                                                                                           -
increase                                                                                                 -                   10,254   4,593     14,847      4,592
                        --------- ------------------------ ------- -------- ------- ------ -------- ------- ------- -------- ------- ------- --------------------
         TOTAL           516,949  1,135,711      - 35,191     114        -       -      -    4,756  73,706  79,705  287,156  10,345  213,122 2,356,755  2,191,588
                        ========= ======================================================== ======================== ======== =============== ====================

LIABILITIES
Loans:
Prepayments              533,799  404,374                                                                                                      938,173   998,292
Fixed rate notes(2)      180,533                           251,593 219,309  288,512 431,271                                                  1,371,218   492,151
Investees loan            96,307                                                                                                                96,307    98,111
Intercompany bonds(3)                     1,736,304                                                                                          1,736,304 2,073,054
Swap                                                                                                                102,450                    102,450    14,826
Loans/Current accounts  1,007,996  75,297                                                                   10,372                   36,627  1,130,292 1,300,372

Other operations:
Services suppliers                                                                         -                                                         -
Associated Company
inventory                                                                                                   23,214                              23,214    23,463
Accounts payable                                                                                 -      32   1,701                   106,025   107,758   137,660
                        --------- ------------------------ ------- -------- ------- ------ -------- ------- ------- -------- ------- ------- --------------------
         TOTAL          1,818,635 479,671 1,736,304        251,593 219,309  288,512 431,271      -      32  35,287  102,450       -  142,652 5,505,716 5,137,929
                        ========= ======================== ======= ======== ======= ====== ======== ======= ======= ======== ======= ======= ====================

                                                                                                                                             --------------------
                                                                                                                                             --------------------
                                                                                                                                             06/30/200306/03/2002
                                                                                                                                             --------------------
                                                                                                                                             --------------------
INCOME
Revenue from sales
and services             717,471        -      -       -                                -  137,211 263,707       -   8,509          1,126,898   492,380
Interest and
exchange var             (30,926) (175,228)      -  2,918       -                                -       -       -  (231,760)           885   (434,111)  101,802
Others                                   -       -      -       -                                -       -       -        -              72         72       116
                        --------- ------------------------ ------- -------- ------- ------ -------- --------------- -------- ------- ------- --------------------
         TOTAL           (30,926)  542,243       -  2,918       -        -       -      -        -  137,211 263,707 (231,760) 8,509     957    692,859   594,298
                        ========= ======================== ======= ======== ======= ====== ======== =============== ======== ======= ======= ====================

EXPENSES
Products and services                                                                       82,396   1,729   2,935                   143,919   230,979   137,707
Interest and
exchange var            (383,209) (59,756)(317,247)     -  (51,098)(10,140)   (904) 3,102                           102,450               -   (716,802)  918,638

                        --------- ------------------------ ------- -------- ------- ------ -------- --------------- -------- ------- ------- --------------------
         TOTAL          (383,209) (59,756)(317,247)     -  (51,098)(10,140)   (904) 3,102   82,396   1,729   2,935  102,450       -  143,919  (485,823)1,056,345
                        ========= ======================== ======= ======== ======= ====== ======== =============== ======== ======= ======= ====================

CSN Cayman and CSN Iron Indirect Participation through its subsidiaries Energy I Corp. and CSN Panama S.A
Others: CFN, FCA, CSC, CSN Foundation, CBS CSN Employee’s Pension Fund, FEM, Sepetiba Tecon S.A., CSN Energia S.A. and CSN Participações Energéticas S.A.

These operations were carried out under normal market terms and effective legislation for similar operations, being the main ones highlighted below:.
(1) Semester Libor + 3% p.y. indeterminate maturity CSN Cayman
IGPM + 6% p.y indeterminate maturity CSN Panama.
(2) Contracts in US$ - Interest of 11% p.y. - maturity 1st tranche: 01/23/2004 and 2nd tranche:
01/29/2004 CSN Overseas.
- Interest of 9.5%p.y. maturity: 03/05/2004 CSN Islands II
- Interest of 9.75%p.y. maturity: 04/22/2005 CSN Islands III
- Interest of 6.85%p.y. maturity: 07/07/2005 CSN Islands IV
- Interest of 7.875%p.y. maturity: 07/07/2005 CSN Islands V

(3) Contracts in US$ - Interest of 9.5% p.y. (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche:06/01/2007- CSN Iron

6. MARKETABLE SECURITIES AND DERIVATIVES

                                                                            Parent Company              Consolidated
--------------------------------------------------------------------------------------------------------------------------------------
                                                                      06/30/2003       03/31/2003        06/30/2003      03/31/2003
--------------------------------------------------------------------------------------------------------------------------------------
Short term
Financial investment fund                                                   818,478       1,180,923           887,494       1,180,923
Investments abroad                                                           24,492         201,084           361,807         609,372
Fixed income investments                                                     29,429          28,081            32,753         134,114
--------------------------------------------------------------------------------------------------------------------------------------
                                                                            872,399       1,410,088         1,282,054       1,924,409
Derivatives                                                                                 102,945                           102,945
--------------------------------------------------------------------------------------------------------------------------------------
                                                                            872,399       1,513,033         1,282,054       2,027,354
--------------------------------------------------------------------================-===============----==============-===============
Long term
Fixed income investments and debentures (net of probables losses and with   107,673         107,673           103,199         100,667
holding income tax)
--------------------------------------------------------------------================-===============----==============-===============
                                                                            980,072       1,620,706         1,385,253       2,128,021
--------------------------------------------------------------------================-===============----==============-===============

Company management applies most of the Company’s financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds issued in the Brazil, with monetary or foreign exchange variation, and swap contracts and exchange options.

7. ACCOUNTS RECEIVABLE

                                          Parent company                        Consolidated
                                          -----------------------------------  --------------------------------
                                            06/30/2003         03/31/2003        06/30/2003       03/31/2003
                                          ----------------  -----------------  ---------------  ---------------
Domestic market                                   862,476            723,819        1,166,288        1,089,258
Subsidiary and Associated Company                 153,129             78,844
Other clients                                     709,347            644,975        1,166,288        1,089,258

Foreign market                                    960,793            858,144          346,259          315,920
Subsidiary and Associated Company               1,094,063          1,128,173
Other clients                                      10,330             20,589          346,259          315,920
Exportation Contract Advance                     (143,600)          (290,618)

Allowance for doubtful accounts                   (79,525)           (85,330)         (94,394)        (102,003)
                                          ----------------  -----------------  ---------------  ---------------
                                                1,743,744          1,496,633        1,418,153        1,303,175
                                          ================  =================  ===============  ===============

8. INVENTORIES

                                    Parent company                 Consolidated
-----------------------------------------------------------------------------------------------
                                     06/30/2003      03/31/2003     06/30/2003     03/31/2003
-----------------------------------------------------------------------------------------------
Finished products                         157,349        149,916         222,322       196,535
Products in process                       134,620        105,967         146,865       106,311
Rawmaterials                              168,191        144,943         233,505       182,011
Spare parts and maintenance supplies      175,822        169,044         202,394       182,070
Imports in progress                           967          1,772           1,528         5,891
-----------------------------------------------------------------------------------------------
                                           10,224         10,696          17,973        11,466
-----------------------------------------------------------------------------------------------
Others                                    647,173        582,338         824,587       684,284
------------------------------------==============--=============--==============--============

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

------------------------------------------------------------------------------------------------------
                                        Parent company                   Consolidated
------------------------------------------------------------------------------------------------------
                                        06/30/2003       03/31/2003       06/30/2003      03/31/2003
------------------------------------------------------------------------------------------------------
Current assets
------------------------------------------------------------------------------------------------------
Income tax                                   131,690          220,064         148,749         229,065
------------------------------------------------------------------------------------------------------
Social contribution                           19,853           50,334          25,994          53,574
------------------------------------------------------------------------------------------------------
                                             151,543          270,398         174,743         282,639
---------------------------------------==============---==============---=============---=============

Long-term assets
------------------------------------------------------------------------------------------------------
Income tax                                   244,766          257,586         273,156         286,186
------------------------------------------------------------------------------------------------------
Social contribution                           61,265           69,272          71,423          79,536
------------------------------------------------------------------------------------------------------
                                             306,031          326,858         344,579         365,722
---------------------------------------==============---==============---=============---=============

Current liabilities
------------------------------------------------------------------------------------------------------
Income tax                                    69,223           76,951          69,890          77,618
------------------------------------------------------------------------------------------------------
Social contribution                           24,920           27,702          25,160          27,943
------------------------------------------------------------------------------------------------------
                                              94,143          104,653          95,050         105,561
---------------------------------------==============---==============---=============---=============

Long-term liabilities
------------------------------------------------------------------------------------------------------
Income tax                                 1,932,038          920,681       1,932,371         921,181
------------------------------------------------------------------------------------------------------
Social contribution                          695,533          331,445         695,654         331,625
------------------------------------------------------------------------------------------------------
                                           2,627,571        1,252,126       2,628,025       1,252,806
---------------------------------------==============---==============---=============---=============

Stockholders' equity
------------------------------------------------------------------------------------------------------
Income tax on revaluation reserve         (1,913,948)        (921,618)     (1,913,948)       (921,618)
------------------------------------------------------------------------------------------------------
Social contribution on revaluation reserve  (689,021)        (331,782)       (689,021)       (331,782)
------------------------------------------------------------------------------------------------------
                                          (2,602,969)      (1,253,400)     (2,602,969)     (1,253,400)
---------------------------------------==============---==============---=============---=============

                                       Parent company                    Consolidated
------------------------------------------------------------------------------------------------------
                                        06/30/2003       06/30/2002       06/30/2003      06/30/2002
------------------------------------------------------------------------------------------------------
Income statement
------------------------------------------------------------------------------------------------------
Income tax                                  (239,516)         231,882        (223,721)        235,025
------------------------------------------------------------------------------------------------------
Social contribution                          (90,229)          72,648         (84,515)         73,489
------------------------------------------------------------------------------------------------------
                                            (329,745)         304,530        (308,236)        308,514
---------------------------------------==============---==============---=============---=============

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

                                                                          06/30/2003                                                03/31/2003
                                                  --------------------------------------------------------  --------------------------------------------------
                                                  Income Tax                      Social Contribution       Income Tax                 Social Contribution
                                                  --------------------------- ----------------------------  ------------------------ -------------------------
                     Assets                       Short term     Long term     Short term     Long term     Short term  Long term    Short term    Long term
--------------------------------------------------------------  ------------- ------------- --------------  ---------- ------------- ------------  -----------

Provision for labor, fiscal and civil contigencies      2,340         21,161           842          7,619       1,673        30,627          602       11,026
Allowance for doubtful accounts                         4,820          8,618         1,735          3,103       5,034        10,240        1,812        3,686
Provision for interest on stockholders' equity             16                            6                     73,387                     26,419
Provision for losses on marketable securities                         31,845                       11,464                    31,853                    11,467
Provision on unsecured liability                                       3,962                        1,426                    11,070                     3,985
Provision for inventory losses                          1,350                          486                      2,389                        860
Provision for profit sharing                            4,435                        1,597                      5,259                      1,894
Provision for reform and maintance                      4,058                        1,461                      5,992                      2,157
Provision for private pension plan                                    26,398                        9,503                    21,597                     7,775
Taxes under litigation                                                91,235                                                 80,623
Taxes losses/ Negative basis                          112,906         52,336        12,381         27,120     124,569        65,074       15,955       30,287
Other                                                   1,765          9,211         1,345          1,030       1,761         6,502          635        1,046
                                                  ------------  ------------- ------------- --------------  ---------- ------------- ------------  -----------
Total                                                 131,690        244,766        19,853         61,265     220,064       257,586       50,334       69,272
                                                  ============  ============= ============= ==============  ========== ============= ============  ===========
                   Liabilities
--------------------------------------------------

Deferred exchange variation                            15,710         25,794         5,656          9,286      24,066        25,794        8,664        9,286
Income tax and social contribution on
revaluation reserve                                    12,546      1,901,402         4,516        684,505      31,573       890,045       11,366      320,416
Income tax and social contribution on
foreign profit                                         40,967                       14,748                     21,311         4,842        7,672
Others                                                                 4,842                        1,742           1                                   1,743
                                                  ------------  ------------- ------------- --------------  ---------- ------------- ------------  -----------
Total                                                  69,223      1,932,038        24,920        695,533      76,951       920,681       27,702      331,445
                                                  ============  ============= ============= ==============  ========== ============= ============  ===========

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN’s profitability and on the consequent expectation of future profitability, which were approved by Company’s Administration Council. These credits are expected to be completely offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão" claiming the financial and fiscal effects related to the inflationary expurgation of Consumer Price Index (“IPC”) of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (see Note 18c).

Reconciliation between expenses and income of current income tax (“IRPJ”) and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

                                                           06/30/2003                   06/30/2002
                                                   -------------------------   -----------------------------
                                                      IRPJ          CSL            IRPJ            CSL
                                                   ------------  -----------   --------------  -------------
Net income (Loss) before CSL and IRPJ                  866,131      866,131         (737,092)      (737,092)
Rate                                                        25%           9%              25%             9%
                                                   ------------  -----------   --------------  -------------
Total                                                 (216,533)     (77,952)         184,273         66,338
Equity                                                 (44,937)     (16,177)          76,446         27,520
Fiscal incentives of interest on stockholders' equity                                 12,500          4,500
Portion reversal of Plano Verão Provision               65,829       48,929
Relief of MAE expositions                              (20,009)      (7,203)
Differential Rate                                                                                   (10,250)
Provision for earnings from foreign subsidiary         (40,967)     (14,748)         (18,177)        (6,544)
Temporary differences set on deffered                  239,516       90,229         (231,882)       (72,648)
Other addition (writte off) permanent                   (1,175)        (172)          (4,525)        (2,208)
                                                   ------------  -----------   --------------  -------------
Parent Company                                        (257,792)      (67,323)         250,517         79,356
                                                   ============   ===========   ==============  =============
 Consolidated                                         (258,271)      (67,815)         245,009         77,001
                                                   ============   ===========   ==============  =============

10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2445/88 and no. 2449/88 were unconstitutional, and based on the opinion which was further supported by CSN’s legal counsel, the Company states the amount of this credit in its balance sheet, which includes principal and legal charges.

11. INVESTMENTS

a) Direct participation in subsidiary and associated company

                                                                                                         06/30/2003                               03/31/2003
  ------------------------------------------- ------------------------------------------------------------------------------------ ---------------------------------------------
                                               Number of shares                       %            Net Income     Stockholders'         %        Net Income    Stockholders'
                                                                                  Owenership         (loss)    equity (unsecurred   Owenership     (loss)    equity (unsecurred
                  Companies                      Common stock    Preferred stock                    For the        liability)                      For the      liability)
                                                                                                    quarter                                        quarter
  ------------------------------------------- ---------------------------------- ------------------------------------------------- ----------- -------------- ------------------

  Steel and services
  Industria Nacional de Aços Laminados INAL     285,949,997                          99.99          5,698            277,268          99.99         14,494        272,806
  GalvaSud S.A .                                 70,655,879                          51.00          7,159                537          51.00         10,721        (33,756)
  Cia. Metalic do Nordeste                       39,999,996        4,424,971         99.99           (609)            36,172          99.99          1,144         34,820
  CSC - Cia. Siderúrgica do Ceará                 1,099,996                          99.99              -             (4,588)         99.99              -         (4,588)
  FEM - Projetos,Construções e Montagem S.A .       376,336                          99.99           (397)            (2,636)         99.99         (9,588)       (13,185)
  CSN I S.A .                                           600            1,194         99.67              -                  -          99.67              -              -

  Corporative
  CSN Overseas                                  272,950,962                         100.00         79,299            858,352         100.00             14            910
  CSN Energy Corp.                              200,000,000                         100.00          2,431            496,307         100.00         49,982        576,709
  CSN Island Corp.                                   50,000                         100.00              -                144         100.00              -            168
  CSN Island III, S.A .                              50,000                         100.00            (25)              (508)
  CSN Island IV, S.A .                               50,000                         100.00            (47)               (44)
  CSN Panama, S.A .                                  16,870           11,411         99.99         34,737            670,990          99.99         38,913        743,200
  CSN Island II Corp.                                 1,000                         100.00                            (1,713)        100.00         (2,160)        (1,992)
  CSN Steel Corp.                                         1                         100.00         (1,684)            (1,751)        100.00              1            (78)

  Energy and infrastructure
  MRS Logistica S.A                              24,203,843        11,054,581        32.22        111,410             38,654
  Sepetiba Tecon S.A .                            7,825,384                          20.00          3,465            (23,041)         20.00         (4,869)       (36,100)
  CSN Energia S.A .                                     999                          99.90           (614)           334,535          99.90          2,311        334,487
  CSN Participações Energéticas S.A .                   997                          99.70              -                  1          99.70              -          1,000
  -----------------------------------------------------------------------------------------------------------------------------------------------------------------

b) Investment movement

                                                                        03/31/2003                                                                                 06/30/2003
  --------------------------------------------- ---------------------------------- ------------------------------------------------------------------------------------------
                                                                      Balance of                                             Balance of          Net             Consolidated
                                                      Investment      (provision    Addition         Equity      Investment  (provision        Goodwill
                  Companies                            Balance         for loss)                     result        Balance    for loss)   (Negative Goodwill)
  --------------------------------------------- ------------------ --------------- ---------------------------------------- ------------- -------------------- --------------
  Steel and services
  Industria Nacional de Aços Laminados INAL S.A         272,808                                       4,456       277,264                          1,112               9,521
  GalvaSud S.A .                                                        (17,215)                     17,489           274
  Cia. Metalic do Nordeste                               34,820                                       1,348        36,168                        118,422             118,422
  CSC - Cia. Siderúrgica do Ceará                                        (4,588)                                               (4,588)
  FEM - Projetos,Construções e Montagem S.A .                           (13,184)     11,871          (1,323)                   (2,636)
                                                ------------------ --------------- ---------------------------------------- ------------- -------------------- --------------
                                                        307,628         (34,987)     11,871          21,970       313,706      (7,224)           119,534             127,943

  Corporative
  CSN Overseas                                          910,002                                     (51,648)      858,354
  CSN Energy Corp.                                      576,709                                     (80,402)      496,307
  CSN Island Corp.                                          168                                         (24)          144
  CSN Island III Corp.                                        -                           3            (511)                     (508)
  CSN Island IV Corp.                                         -                           3             (47)                      (44)
  CSN Panama, S.A .                                     743,199                                     (72,210)      670,989
  CSN Island II Corp.                                                    (1,992)                        279                    (1,713)
  CSN Steel Corp.                                                           (78)                     (1,673)                   (1,751)
                                                ------------------ --------------- ---------------------------------------- ------------- -------------------- --------------
                                                      2,230,078          (2,070)          6        (206,236)    2,025,794      (4,016)

  Energy and infrastructure
  MRS Logistica S.A                                                                  12,456          12,456
  Sepetiba Tecon S.A .                                                   (7,220)                      2,612                    (4,608)
  CSN Energia S.A .                                     233,113                         665            (442)      233,336
  CSN Participações Energéticas S.A .                         1                                                         1
                                               ---------------------------------------------------------------------------- ------------- -------------------- --------------
                                                        233,114          (7,220)        665          14,626       245,793      (4,608)                 -
  -------------------------------------------- ------------------- --------------- ---------------------------------------- ------------- -------------------- --------------
  Total                                               2,770,820         (44,277)     12,542     a) (169,640)    2,585,293     (15,848)           119,534         b)  140,399
  -------------------------------------------- ------------------- --------------- ---------------------------------------- ------------- -------------------- --------------

a) This total do not contemplate the equity for the quarter ended June 30, 2003 of Itá Energética S.A. (see note 11 - ITASA)
b) This total do not contemplate the investment amounts in indirect investments (see note 11 - Goodwill/Negative Goodwill in indirect investments)

  GalvaSud

GalvaSud shares were assigned in guarantee of financing contracted by the Company with Unibanco - União de Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau.

  ITA

In 2001, the Board of Directors decided to sell the company’s shareholding in Itá Energética S.A. (ITASA). Considering that there is formal evidence that the sale will occur in the near future, the investment balance was transferred to current assets, not being part of this note equity accounting any more, although accounted by the same method, as determined by Instruction CVM No 247/96, art. 7. The assets amounts to R$246,917 as of June 30, 2003 and the equity result for the quarter ended as of June 30, 2003, amounts to R$47,533 (R$5,323 for the semester ended as of June 30, 2003).

  Metalic

At the CSN Stockholders´ General Meeting, held on September 26, 2002, it was approved the acquisition by the Company of all Metalic Nordeste “Metalic” issued shares. The acquisition was effected on November 27, 2002 for the price of R$108,500 indexed, as of July 1, 2002, by the General Market Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly and successive installments, as from November 2002.

The goodwill of R$125,759, recorded upon acquisition of the investment is supported by the future ratability of the company’s assets, as Metalic is the only manufacturer of two pieces steel can representing a 5% market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To June 30, 2003, the company amortized R$7,337 of this goodwill, being R$3,144 in the second quarter of 2003.

In March 2003, the Company decided to capitalize Metalic with credits recorded in its accounts receivable and current accounts balances between the two companies. Such capitalization amounted to R$47,319.

  INAL

On December 30, 2002, as a result of a corporate reorganization process of the Company and its activities for unification of similar activities between INAL and CISA, both CSN controlled companies, the Company sold to its subsidiary CISA - CSN Indústria de Aços Revestidos S.A., the 8,457,189 common shares issued by INAL - Indústria Nacional de Aços Laminados S.A., representing 99.9998% of participation, for the book value of R$141,227.

As of April 30, 2003, in continuing the process mentioned above, the merger of INAL into CISA, was approved, and followed by, the change of corporate name from CISA CSN Indústria de Aços Revestidos S.A. to INAL Indústria Nacional de Aços Laminados S.A.

  FCA - CFN - TECON

CSN and Companhia Vale do Rio Doce CVRD announced the signing of purchase and sale contracts of equity holdings that, after approval by the regulatory agencies and by the BNDES, will make it possible for the Company and its subsidiaries to hold the whole control of Sepetiba TECON and 50% of CFN, whereas CVRD will have full control of Ferrovia Centro Atlântica.,In this operation, the Company will disburse the amount of R$80 million for the stake in Sepetiba TECON and CVRD will pay R$100 million to transfer the control from CFN to CSN and TAQUARI PARTICIPAÇÕES S.A.

FCA presents an unsecured liability in the amount of R$758,763 on June 30, 2003. Accordingly the Company’s investment in FCA is reduced to zero and the Company did not recognize the corresponding unsecured liability in the proportion of its participation based on the understanding that the investment, currently, is not essential to its business, wish lead the Company to enter into the contract described in the preceding paragraph.

  Lusosider

On June 18, 2003, the Company, through its subsidiary CSN Steel Corp, acquired from Banco Espírito Santo de Investimentos S.A. (BESI) 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., parent Company of Lusosider Aços Planos S.A., Portuguese laminating company that produces galvanized by immersion and metallic blades, equivalent to 50% of Lusosider total capital, in the amount of EUR 10.84 million (US$11.8 million). This acquisition is part of the internationalization strategy of CSN activities.

  Goodwill/Negative goodwill in indirect investments

In the first semester 2003, the Company had recorded in the financial statements the amount of (R$66,009) of negative goodwill in indirect investments, being (R$62,730) related to the acquisition of Lusosider Siderurgia S.A., (R$3,520) of Lusosider Aços Planos and R$241 of others.

12. PROPERTY, PLANT AND EQUIPMENT

-----------------------------------------------------------------------------------------------------------
                                                               Parent company
-----------------------------------------------------------------------------------------------------------
                                                                  06/30/2003                   03/31/2003
-----------------------------------------------------------------------------------------------------------
                                Effective rates
                               for depreciations,                  Accumulated
                                depletion and                      depreciation
                                 amortization                      depletion and
                                   ( % p.a)             Cost       amortization       Net            Net
-----------------------------------------------------------------------------------------------------------
Land                                                   115,823                       115,823        91,619
-----------------------------------------------------------------------------------------------------------
Machinery and equipment             5.62            10,133,437       (381,257)     9,752,180     6,053,285
-----------------------------------------------------------------------------------------------------------
Buildings                           4.00               789,886        (13,058)       776,828       725,004
-----------------------------------------------------------------------------------------------------------
Furnitures and fixtures            10.00                92,453        (77,271)        15,182        21,951
-----------------------------------------------------------------------------------------------------------
Mines and mineral deposits          1.37             1,236,793           (733)     1,236,060     1,065,479
-----------------------------------------------------------------------------------------------------------
Other asset items                  20.00               156,901        (68,965)        87,936        89,057
-----------------------------------------------------------------------------------------------------------
                                                    12,525,293       (541,284)    11,984,009     8,046,395
-----------------------------------------------------------------------------------------------------------

Construction in progress                               543,580                       543,580       518,183
-----------------------------------------------------------------------------------------------------------
Parent company                                      13,068,873       (541,284)    12,527,589     8,564,578
                                                ===============  =============  =============  ============
Consolidated                                        13,673,701       (710,033)    12,963,668     8,908,473
                                                ===============  =============  =============  ============

At the Extraordinary General Shareholders’ Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no 183, a revaluation report considering the fixed assets of thermical mill CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred in the first two years of operation.

At the Extraordinary General Shareholders’ Meeting held April 29, 2003 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no183, a revaluation report considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Itaguaí, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra. The report established an increase in the amount of R$4,068,559 which composes a new amount of R$10,493,777 for the assets, already net of the depreciation.

At the end of the first and second quarter of 2003, assets given as guarantee of financial operations amounted to R$2,309,512.

Total depreciation, depletion and amortization for the first semester 2003 was R$268,039 (2002 R$224,595), of which R$254,379 (2002 R$215,084) appropriated to production cost and R$13,660 (2002 R$9,511) to overhead and administrative expenses (amortization of deferred assets is not included).

The portion of the total depreciation and depletion of the revaluated fixed asset items charged to results for each year is transferred in stockholders’ equity in equal proportion from the revaluation reserve to retained earnings. In the first semester, the net amount of income tax and social contribution was R$79,080 (2002 R$53,723).

Construction in progress is mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT. Capitalized financial charges on work in progress in the 1st semester 2003 amounted to R$28,965 (2002 R$9,590).

13. DEFERRED CHARGES

-------------------------------------------------------------------------------------------
                                                Parent company           Consolidated
-------------------------------------------------------------------------------------------
                                            06/30/2003  03/31/2003  06/30/2003  03/31/2003
-------------------------------------------------------------------------------------------
Deferred exchange variation                  1,390,636   1,360,636   1,398,644   1,398,642
-------------------------------------------------------------------------------------------
Information technology projects                145,944     141,267     150,969     146,293
-------------------------------------------------------------------------------------------
Other projects                                 167,872     152,120     236,003     219,931
-------------------------------------------------------------------------------------------
                                             1,704,452   1,654,023   1,785,616   1,764,866
-------------------------------------------------------------------------------------------
Accumulated amortization                    (1,316,623) (1,242,827) (1,344,022) (1,297,699)
-------------------------------------------------------------------------------------------
Total                                          387,829     411,196     441,594     467,167
                                            =========== =========== =========== ===========

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects in the first semester 2003 amounted to R$20,011 (2002 R$15,672), of which R$14,520 (2002 R$8,325) appropriated to production cost and R$5,671 (2002 R$7,347) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27and November 1, 2001, respectively the Company and its subsidiaries MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in 2001.

The Company deferred the exchange variation in the amounted of R$1,360,636 in September 2001 and until June 2003 amortized R$1,194,615 (R$67,498 in the first semester 2003), the balance will be amortized until 2004, the net movement can be shown as follows:

                   Accumulated depreciation including
   Deferred               loan settlement                                        Amortization expectation
   exchange     ----------------------------------------                       -------------------------------
 variation in                            1st quarter of                         (April to december)
     2001          2001         2002          2003        Balance to amortize        2003              2004
--------------  ----------- ----------- ---------------- --------------------- ------------------- -----------
  1,360,636      (615,173)   (511,944)      (67,498)           166,021              62,841            103,180

14. LOANS AND FINANCING

                                                          Parent Company                                  Consolidated
                                                     ---------------------------------------------------- -------------------------------------------------
                                                     06/30/2003                 03/31/2003                 06/30/2003              03/31/2003
                                                     ---------------------------------------------------- -------------------------------------------------
                                                     Short term    Long term    Short term    Long term    Short term   Long term  Short term   Long term
                                                     ------------ ------------- ------------ ------------ -------------------------------------------------
           FOREIGN CURRENCY

           Prepayment                                    627,711       690,357      682,836      783,253       299,479      80,416     434,265      33,531
           ACC/ACE                                       411,072                    357,060                    554,672                 647,678
           Euronotes                                     738,122     2,369,400      553,345    2,011,860       546,218     874,044     295,061     266,011
           Prepayment - Cayman                                                                                 298,095      98,725     192,494     152,870
           Commercial paper                                                                                    230,878               1,109,647
           BNDES/Finame                                  149,123       839,361      147,313    1,026,616       149,123     839,361     147,313   1,026,616
           Financed imports                              183,101       270,090      347,512      333,791       214,051     448,283     382,485     548,946
           Eximbank - Japan                               37,481       114,841       44,917      158,258        37,481     114,841      44,917     158,258
           Other                                          96,783        62,077      107,400       76,448       137,525      87,601      97,223     105,828
                                                     ------------ ------------- ------------ ------------ -------------------------------------------------
                                                       2,243,393     4,346,126    2,240,383    4,390,226     2,467,522   2,543,271   3,351,083   2,292,060
                                                     ------------ ------------- ------------ ------------ -------------------------------------------------

           LOCAL CURRENCY

           BNDES/Finame                                   68,578       206,153      120,854      168,986        68,578     206,153     120,854     168,986
           Debentures  (note 15)                          68,287       666,550       29,067      666,550        68,287     666,550      29,067     666,550
           Other                                          50,900                     44,911                     31,443     102,218      36,902     107,082
                                                     ------------ ------------- ------------ ------------ -------------------------------------------------
                                                         187,765       872,703      194,832      835,536       168,308     974,921     186,823     942,618
                                                     ------------ ------------- ------------ ------------ -------------------------------------------------
           Total                                       2,431,158     5,218,829    2,435,215    5,225,762     2,635,830   3,518,192   3,537,906   3,234,678
                                                     ------------ ------------- ------------ ------------ -------------------------------------------------

           SWAP                                          622,491                                               622,491

                                                     ------------ ------------- ------------ ------------ -------------------------------------------------
           Total + Swap                                3,053,649     5,218,829    2,435,215    5,225,762     3,258,321   3,518,192   3,537,906   3,234,678
                                                     ============ ============= ============ ============ =================================================

On June 30, 2003, the long-term amortization schedule is shown below:

                                     Parent Company          Consolidated
                                   -------------------- --------------------
2004                                      271,443               364,926
2005                                    1,547,354             1,544,400
2006                                      492,919               453,809
2007                                    1,910,427               450,226
2008                                      604,566               208,319
2009 to 2024                              392,120               496,512
---------------------------------- -------------------- --------------------
Total                                   5,218,829             3,518,192
---------------------------------- -------------------- --------------------

Interest is applied to the external and domestic loans and financing, debentures and SWAP, at the following annual rates as of June 30, 2003:

                                     Parent Company          Consolidated
                                   -------------------- --------------------
Up to 7%                                3,869,416               4,049,109
Between 7,1to 9%                          843,369                 809,376
Between 9,1 to 11%                      2,661,516                 997,837
Above 11%                                 898,177                 920,191
---------------------------------- -------------------- --------------------
Total                                   8,272,478               6,776,513
---------------------------------- -------------------- --------------------

Breakdown of total debt by currency of origin:

                                          Parent Company                 Consolidated
                                 -----------------------------  -----------------------------
                                   30/06/2003      31/3/2003      30/06/2003      31/3/2003
                                 --------------  -------------  --------------  -------------
U.S. Dollar                           81,89           79,44           75,87          75,06
Yen                                    2,64            2,65            3,53           4,25
Long-term interest rates - TJLP        3,32            3,78            5,90           6,19
CDI                                    6,91            7,01            8,52           8,03
Basket of currencies                   1,84            3,42            2,25           3,00
Other currencies                       3,40            3,70            3,93           3,47
                                 --------------  -------------  --------------  -------------
                                     100,00          100,00          100,00         100,00
                                 --------------  -------------  --------------  -------------

The Company carries out derivative operations, in accordance with Note 16, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees offered for the loans and financing amounted R$4,748,167 on June 30, 2003 (R$5,140,183 on March 31, 2003), and comprised mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies (see Note 17).

In March 2003, the Company, through its subsidiary CSN Islands II, the Company issued Notes in the amount of US$85 million. The transaction falls due in one year, at an interest rate of 9.5% p.a.

In April 2003, the Company, through its subsidiary CSN Islands III Corp., issued Notes in the amount of US$75 million. The transaction, falling due in 2 years, has a 9.75% coupon and the funds raised in this operation will be used as working capital, thus increasing the Company’s liquidity .

On April 18, 2003, the Company, through its subsidiary, CSN Overseas, settled the US Commercial Papers operation raised in 2001, in the amount of US$250 million. This operation had an approximate cost of 5.9% p.a.

In June 2003, the Company issued, through CSN Islands IV Corp, Notes in the amount of US$100 million, at an interest rate of 6.85% p.a. and maturity in 1 years.

In June 2003, the Company issued, through CSN Islands V Corp, Notes in the amount of US$150 million, at an interest rate of 7.875% p.a. and maturity in 2 years.

15. DEBENTURES

As approved at the Extraordinary Stockholders' General Meeting and at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures, nominatives and non convertible, with no guarantee or preference, with nominal value of R$10 each. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total face value of R$ 690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders´ equity as capital reserve. The nominal unit value is being monetarily restated, added by the respective remuneration “pro-rata temporis” calculated the first issue was corrected by CDI increased by 2.75% p.y and the second issue by IGPM plus 13.25% interest. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial) by the issuer’s.

In June 30, 2003 and March 31, 2003, the Company repurchased the 4,396 debentures. comprising 2,345 of the first series, and 2,051 of the second.

16 . FINANCIAL INSTRUMENTS

General Considerations

The Company’s business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of June 30, 2003, R$7,212,010 of the Company’s total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as investing of a great part of its cash and funds available in securities remunerated by exchange variation.

The Management’s objective in keeping these instruments is to equal the investment gains on loans resources to the loss on exchange devaluation of Brazilian Real in relation to U.S. Dollar and Yen. These loan resources were invested in short-term applications in Brazilian Reais, which yield interest at the Brazilian market rates.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of June 30, 2003, in which market value differs from the book value, are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                       Book Value           Market Value
-------------------------------------------------------------------------------------------------------------
Investment and goodwill in jontly owned subsidiary                         4,527                   869
-------------------------------------------------------------------------------------------------------------
Loans and financing (short and long-term)                              8,272,479             8,091,265
-------------------------------------------------------------------------------------------------------------

On June 30, 2003 the consolidated position of derivative agreements outstanding was as follows:

                                                         Agreement
                                   --------------------------------------------------------- ----------------
                                       Date           Expiration date        Reference value  Market Value
                                   -------------  -------------------------  --------------------------------

Foreign exchange swap                 Sundry      07/18/2003 a 01/03/2005     US$1,341,396     (R$516,605)

"Cap" Interest Options
(semestral Libor)                     Sundry       12/30/2003 a 12/31/2004     US$600,000

Exchange options                     14/05/03            12/01/2003            US$200,000       R$24,286

Exchange options                     14/05/03            12/01/2003            US$200,000       (R$7,112)

Options SWAP                          Sundry       05/02/2004 e 05/02/2005     US$49,127        R$28,216

(c) Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on June 30, 2003, for financial transactions with identical features, such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

17. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and joint subsidiaries, the Company has the following responsibilities - expressed in their original currency - for guarantees provided:

                                              In Million
                                              -----------------------------------------------------------
            Companies                          Currency             06/30/2003               03/31/2003             Expiration Date                               Conditions
-----------------------------------           ------------        ---------------           -------------           --------------           -----------------------------------------------------
CSN Panama, S.A.                                  US$                      850.0                   850.0              12/30/03               Garantee for interest hedge operation
CSN Overseas                                      US$                      230.0                   480.0            04/18/03 a 12/30/03      Promissory Note/ Garantee of commercial paper operations/ interest hedge
GalvaSud S.A                                      R$                       199.3                   229.0             12/15/2003              Garantee for financing of imported and national equipment
CSN Islands V                                     US$                      150.0                                      07/07/05               Installment of garantee for the CSN emission of Bonds
CSN Islands IV                                    US$                      100.0                                      06/04/04               Installment of garantee for the CSN emission of Bonds
CSN Islands II                                    US$                       85.0                                      02/27/04               Installment of garantee for the CSN emission of Bonds
CSN Iron, S.A.                                    US$                       79.3                    79.3              06/01/07               Promissory Note of Eurobond operation
CSN Islands III                                   US$                       75.0                                     04/21/2005              Installment of garantee for the CSN emission of Bonds
Sepetiba Tecon S.A.                               US$                       34.9                    36.2              09/15/03 e 06/15/09    Garantee for equipment acquisition financing
Sepetiba Tecon S.A.                               R$                        28.8                    29.1              12/15/11 e 01/16/12    Garantee for financing of 60% of construction work and installations
Cia. Metalic Nordeste                             R$                        24.3                    69.6              01/15/06               Garantee given to the BNDES, for contracts re. financing of machinery and equipment
Cia. Metalic Nordeste                             US$                       21.7                    21.7              01/26/05 a 06/30/06    Invoices / garantee given to Eximbank and to HSBC ref. Contracts for financing of machinery and equipment
Companhia Ferroviária do Nordeste - CFN           R$                        18.5                    18.5              07/11/03               Solidary garantee of BBV for working capital purposes
Cia. Metalic Nordeste                             R$                        13.6                    14.2              04/25/03 a 01/30/06    Invoices / garantee given to Banco Rural, BEC and ABC Brasil re. working capital contracts
Cia. Metalic Nordeste                             R$                         4.8                     4.6              05/15/08               Invoices / garantee given to Banco Santos ref. contracts for the financing of  equipment
Indústria Nacional de Aços Laminados - INAL S.A   R$                         3.6                     3.6              03/15/06 e 04/15/06    Garantee for equipment financing

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

                               06/30/2003               03/31/2003
------------------------------------------------------------------------------
                                           Contigent                 Contigent
                             Deposits      liability    Deposits     liability
------------------------------------------------------------------------------
Short term:
------------------------------------------------------------------------------
Labor                                          5,271                    4,976
------------------------------------------------------------------------------
Civil                                          3,906                    1,533
------------------------------------------------------------------------------
Parent Company                                 9,177                    6,509
------------------------------------------------------------------------------
Consolidated                                   9,177                    6,509
------------------------------------------------------------------------------
Long Term:
------------------------------------------------------------------------------
Labor                          16,842         42,355     16,436        41,492
------------------------------------------------------------------------------
Civil                           6,803         36,514      2,666        32,599
------------------------------------------------------------------------------
Fiscal                        212,291        443,773    204,778       398,631
------------------------------------------------------------------------------
Income tax                    125,271         59,441    125,271        59,866
------------------------------------------------------------------------------
Social contribution            93,110         31,479     93,110        44,334
------------------------------------------------------------------------------
Parent Company                454,317        613,562    442,261       576,922
------------------------------------------------------------------------------
Consolidated                  469,675        687,707    456,695       581,109
------------------------------------------------------------------------------

The contingent liability is recorded in the heading of Provisions (current and long-term) and Taxes Payable.

a) Labor litigation dispute:

As of June 30, 2003, CSN was the defendant in 1,950 labor claims (1,800 claims on March 31, 2003), which required a provision in the amount of R$47,626 (R$46,468 on March 31, 2003). Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to terminate in relation to CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in, which the Company is involved. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of June 30, 2003 the Company accrued the amount of R$40,420 (R$34,132 on March 31, 2003).

c) Tax Litigation Dispute:

PIS/COFINS - Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. The amount of this provision is R$200,277, as of June 30, 2003 (R$180,008 on March 31, 2003), which includes legal charges.

The Company obtained a favorable sentence in the first instance court and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not being judged by the superior courts yet, however, according to the Company’s lawyers favorable outcome is considered possible.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision on June 30, 2003 is R$150,826 (R$132,179 on March 31, 2003), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE - Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and exploration of patents. The Company recorded a judicial deposit in 2002 and its corresponding provision in the amount of R$20,700 on June 30, 2003 (R$20,604 on March 31, 2003), which includes legal charges.

The first instance court decision was unfavorable and the process is currently sub - judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, since the processes about the subject are still very recent. According to the Company’s lawyers, favorable outcome is considered possible.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision on June 30, 2003 amounts to R$27,421 (R$25,911 on March 31, 2003), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub - judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT - Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$34,909 (R$31,305 on March 31, 2002) are being accrued on June 30, 2003, which include legal charges.

The sentence in the first instance court was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company’s lawyers, favorable outcome is considered possible.

Others

The Company has also numerous legal suits accrued related to FGTS LC 110, Drawback and Additional of Freight for Renewal of the Merchant Navy (AFRMM), in the amount of R$9,640 on June 30, 2003 (R$8,624 on March 31, 2003), which include legal charges.

Income Tax and Social Contribution

The Company claims the recognition of financial and fiscal effects related to the inflationary “expurgation” of the IPC of January 1989, of 51.87%.

In February 2003, the court judged part of the discussion given by the Federal Court of the 1st Region, which recognized CSN right to 42.72% of the tax effects in the computation of the income tax and social contribution related to inflationary expurgation of the 1998 IPC (“Plano Verão”), after deducting the 12.51% of the monetary restatement applied . Consequently, CSN recorded, in the first quarter of 2003, the amount of R$114,758 million as reversal of part of the IR/CSL provision related to this claim.

The Company recorded on June 30, 2003 and March 31, 2003, R$218,381 of court deposit and a provision of R$104,200.

19. STOCKHOLDERS’ EQUITY

                                                       Paid-in Capital           Reserves                 Accumulated            Stockholder´s equity
                                                                                                            Profits /
                                                                                                             (loss)
                                                       -----------------      ----------------       -------------------        ----------------------
BALANCE AT 12/31/2002                                         1,680,947             3,227,282                         -                     4,908,229
                                                       =================      ================       ===================        ======================
Reavaluation Reserve Realization, net of
income tax and social contribution                                                    (28,848)                   28,848
Net income for the period                                                                                       406,032                       406,032
                                                       -----------------      ----------------       -------------------        ----------------------
BALANCE AT 03/31/2003                                         1,680,947             3,198,434                   434,880                     5,314,261
                                                       =================      ================       ===================        ======================
Reavaluation Reserve Realization, net of
income tax and social contribution                                                    (50,232)                   50,232
Constituition of revaluation reserve                                                2,693,114                                               2,693,114
Declared dividend                                                                    (506,139)                                               (506,139)
Net income for the period                                                                                       134,984                       134,984
                                                       -----------------      ----------------       -------------------        ----------------------
BALANCE AT 06/30/2003                                         1,680,947             5,335,177                   620,096                     7,636,220
                                                       =================      ================       ===================        ======================

(a) Capital stock

The Company’s capital stock on June 30, 2003 and 2002 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company’s fixed assets approved by the Extraordinary General Stockholders’ Meeting held March 31, 1999, December 19, 2002 and April 29, 2003 which were intended for determining adequate amounts for the Company’s fixed assets , in conformity with CVM Deliberation no 288 of December 3, 1998.

Pursuant to the provisions of CVM liberation No. 273 of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On June 30, 2003, the main CSN’ stockholders are:

-------------------------------------------------------------------------------------------------
                                                                      Stock's quantities
-------------------------------------------------------------------------------------------------
                                                                 Common Stock                %
-------------------------------------------------------------------------------------------------
Vicunha Siderguurgia S.A                                          33,337,091               46.48
-------------------------------------------------------------------------------------------------
CBS - CSN Employee's Pension Fund                                  2,604,922                6.63
-------------------------------------------------------------------------------------------------
Several (ADR - NYSE)                                               6,068,953                8.46
-------------------------------------------------------------------------------------------------
Other (Stock approx. 26 thousand)                                 29,718,295               41.43
-------------------------------------------------------------------------------------------------
Outstanding stocks                                                71,729,261              100.00
-------------------------------------------------------------------------------------------------

(d) Investment Policy and Payment of Interest on Stockholders´ Equity/Dividends

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy of the Company, (ii) compliance with the Company’s obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

On June 11, 2003, the Company it began the payment the interest on stockholders’ equity and dividends approved by the Board of Directors on April 12, 2003, in the amount of R$293,482 (R$4.091524 per thousand shares) and R$506,138 (R$7.056229 per thousand shares), respectively, both related to prior years.

20. NET REVENUES AND COST OF PRODUCTS SOLD

-------------------------------------------------------------------------------------------------------------------------------------------------------------
                                 06/30/2003                                                        06/30/2002
-------------------------------------------------------------------------------------------------------------------------------------------------------------
                                    Tons                  Thousand of reais                           Tons                Thousand of reais
-------------------------------------------------------------------------------------------------------------------------------------------------------------
                               (In thousand)            Net revenues               Cost of          (In thousand)         Net revenues             Cost of
                                                                                 products sold                                                  products sold
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Domestic                                1,568               2,035,026             1,058,274                1,761             1,482,336               842,362
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Export                                    704                 737,460               415,598                  635               350,518               258,247
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Steel Products                          2,272               2,772,486             1,473,872                2,396             1,832,854             1,100,609
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Domestic                                                      160,785                77,355                    0               105,386                74,309
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Export                                                          9,845                 4,209                    0                 2,159                 2,331
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Other Sales                                                   170,630                81,564                    0               107,545                76,640
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Parent Company                          2,272               2,943,116             1,555,436                2,396             1,940,399             1,177,249
-------------------------------------------------------------------------------------------------------------------------------------------------------------
Consolidated                            2,219               3,173,609             1,608,445                2,424             2,144,509             1,305,352
-------------------------------------------------------------------------------------------------------------------------------------------------------------

21. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission (“CVM”), providing the means to evaluate the performance in all Company’ business segments.

                                                            --------------------     --------------------        ---------------------------  --------------------
                                                            Steel and Services        Corporate Center            Energy and Infrastructure      Consolidated
                                                            --------------------     --------------------        ---------------------------  --------------------

Net Revenue                                                           3,169,219                                                4,390                    3,173,609

Cost of Products Sold                                                (1,595,154)                                             (13,291)                  (1,608,445)
                                                                                     --------------------        --------------------         --------------------
Gross Profit                                                          1,574,065                                               (8,901)                   1,565,164

Operacional Income and expenses
Sales Expenses                                                         (203,518)                                                (173)                    (203,691)
Administrative Expenses                                                                         (134,332)                                                (134,332)
Others Operations Incomes (expenses)                                     (4,503)                    (466)                       (415)                      (5,384)
                                                            --------------------     --------------------        --------------------         --------------------
                                                                       (208,021)                (134,798)                       (588)                    (343,407)

Net Financial Result                                                                          (1,244,327)                                              (1,244,327)

Net Exchange Variation                                                                           860,503                                                  860,503

Equity Adjustment                                                        10,900                                                                            10,900

                                                            --------------------     --------------------        --------------------         --------------------
Operating Income (loss)                                               1,376,944                 (518,622)                     (9,489)                     848,833

Non-operating losses                                                    (10,936)                                               1,131                       (9,805)

                                                            --------------------     --------------------        --------------------         --------------------
Income before income tax and                                          1,366,008                 (518,622)                     (8,358)                     839,028
social contribution

Income Tax and Social Contribution                                     (505,259)                 176,331                       2,842                     (326,086)

                                                            --------------------     --------------------        --------------------         --------------------
Net Icome (loss)                                                        860,749                 (342,291)                     (5,516)                     512,942
                                                            --------------------     --------------------        --------------------         --------------------

MAE

The Company’s subsidiary, CSN Energia, carries a balance receivable in its current assets in respect of the sale and purchase of energy in the Wholesale Electric Energy Market - MAE that, as of June 30, 2003 amounted to R$313,040 (R$312,968 as of March 31, 2003).

Between September 2000 and September 2002, the amount of R$484,185, in respect of amounts determined in accordance with statements provided by MAE, was accounted. In October 2002, CSN terminated the energy supply contract with Light and, since then, has been using all exceeding energy for UVP own consumption, as well as for consumption by the Arcos and Casa de Pedra mines. Accordingly, as from October 2002, the amount receivable/payable from/to MAE is immaterial if compared to the amounts recorded up to September 2002.

Up to July 21, 2003, CSN received the amount of R$309,642, of which R$91,179 in 2002 and R$218,463 in 2003.

Of the balance receivable as of June 30, 2003, the Company has been negotiating directly with the agents the delinquent balance of R$24,419, related to settlements that took place to July 2003. Furthermore, as regards the balance receivable as of June 30, 2003, R$77,473 refer to amounts due by concessionaires and/or by permissionaires holding injunctions for suspending the corresponding payments.

The Company’s management understands that it is not necessary to provide for doubtful debts, having in mind the actions that are been taken by the Company and by the sector official entities.

22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

                                                                  Parent Company              Consolidated
                                                            --------------------------- --------------------------
                                                              06/30/2003     06/30/2002   06/30/2003    06/30/2002
                                                            ------------  ------------- ------------  ------------
Financial expenses:
Loans and financing - foreign currency                          (48,933)      (100,388)     (64,648)     (152,306)
Loans and financing - Brazilian currency                       (121,165)       (29,487)    (137,823)      (32,868)
With subsidiaries                                              (101,880)      (153,200)     (31,445)
Other financial expenses                                        (88,863)       (99,724)    (101,321)     (147,111)
                                                            ------------  ------------- ------------  ------------
                                                               (360,841)      (382,799)    (335,237)     (332,285)
                                                            ------------  ------------- ------------  ------------
Financial income:
With subsidiaries                                                 2,044         11,156
Yield on financial applications net of provision for losses    (196,490)       423,217     (185,229)      440,727
Exchange Swap                                                  (804,818)       316,645     (752,310)      316,645
Exchange Variation Amortization(CVM 404/01)                                   (269,622)                  (269,622)
Other income                                                     16,628         50,269       28,449        55,915
                                                            ------------  ------------- ------------  ------------
                                                               (982,636)       531,665     (909,090)      543,665
                                                            ------------  ------------- ------------  ------------
Net financial income                                         (1,343,477)       148,866   (1,244,327)      211,380
                                                            ============  ============= ============  ============
Monetary Variation
- Assets                                                          7,000          1,638        4,456           791
- Liabilities                                                   (29,755)        (8,699)     (32,860)       (8,643)
                                                            ------------  ------------- ------------  ------------
                                                                (22,755)        (7,061)     (28,404)       (7,852)
                                                            ------------  ------------- ------------  ------------
Exchange Variation
- Assets                                                       (253,568)        96,863     (213,032)      476,984
- Liabilities                                                 1,563,411     (1,508,625)   1,170,771    (1,642,891)
- Amortization of deferred foreign exchange variation           (67,498)      (205,731)     (68,832)     (207,066)
                                                            ------------  ------------- ------------  ------------
                                                              1,242,345     (1,617,493)     888,907    (1,372,973)
                                                            ------------  ------------- ------------  ------------
Net monetary and exchange variations                          1,219,590     (1,624,554)     860,503    (1,380,825)
                                                            ============  ============= ============  ============

23 . NON-OPERATING INCOME (EXPENSES)

On June 30, 2003, the parent company’s non-operating result, amounted to R$12,159 (R$6,575 in 2002), and consolidated amounted to R$9,805 (R$5,846 in 2002). The most expressive item included in these results is the setting up of a provision for probable loss on investment, mainly related to the write - off of advance for future capital increase of CFN.

24.VALUE-ADDED (PARENT COMPANY)

                                                                                   R$ Million
                                                                   --------------------------------------------
                                                                             06/30/2003              06/30/2002
                                                                   --------------------------------------------

Revenue
Sales of goods, products and services                                             3,479                  2,320
Allowance for doubtful accounts                                                       5                     (4)
Non-operating income                                                                (12)                    (7)
                                                                   ---------------------  ---------------------
                                                                                  3,472                  2,309
                                                                   ---------------------  ---------------------

Input purchased from third parties

Raw material used up                                                               (714)                  (452)
Cost of products and services                                                      (423)                  (347)
Materials, energy, third-party services and others                                 (131)                  (218)
                                                                   ---------------------  ---------------------
                                                                                 (1,268)                (1,017)
                                                                   ---------------------  ---------------------
Gross value-added                                                                 2,204                  1,292
                                                                   =====================  =====================

Retention
Depreciation, amortization and depletion                                           (278)                  (256)
                                                                   ---------------------  ---------------------
Net produced value-added                                                          1,926                  1,036
                                                                   =====================  =====================

Value-added transferred
Income from equity stakes                                                          (177)                   305
Financial income / Exchange Variation                                            (1,229)                   630
                                                                   ---------------------  ---------------------
                                                                                 (1,406)                   935
                                                                   ---------------------  ---------------------
Total value-added to distribute                                                     520                  1,971
                                                                   =====================  =====================

---------------------------------------------------------------------------------------------------------------
VALUE-ADDED DESTINATION

Staff and charges
Taxes, charges and contributions                                                    200                    199
Interest of capital stock                                                           905                    124
Dividends / Interest of capital stock                                            (1,126)                 2,055
Retained earnings                                                                   541                   (407)

---------------------------------------------------------------------------------------------------------------

25. EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

                                                                        ---------------------------   ---------------------------
                                                                              Parent Company           Consolidated
                                                                        ---------------------------   ---------------------------
                                                                         R$ Milion                     R$ Milion
                                                                        ---------------------------   ---------------------------
                                                                         06/30/2003    06/30/2002     06/30/2003     06/30/2002
                                                                        -------------  ------------   ------------   ------------
Net Revenue                                                                    2,943         1,940          3,173          2,144
                                                                        -------------  ------------   ------------   ------------
                 Cost of products sold                                        (1,555)       (1,177)        (1,608)        (1,305)
Gross Profit                                                                   1,388           763          1,565            839
                 Operating expenses (sales, general and administrative)         (210)         (231)          (338)          (293)
                 Depreciation (Cost of Products sold and operating expenses)     278           256            295            267
                                                                        -------------  ------------   ------------   ------------
         EBITDA                                                                1,456           788          1,522            813
                                                                        =============  ============   ============   ============
         EBITDA-MARGIN %
                                                                               49.5%         40.6%          48.0%          37.9%
                                                                        =============  ============   ============   ============

26. EMPLOYEES’ PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees’ Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, the principal objective of which is to pay benefits complementing those of the official social security. CBS congregates CSN employees, of CSN related companies and entity itself, provided they sign the assent agreement.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of June 30, 2003 and March 31, 2003, the plans are presented as follow:

                                                  06/03/2003      03/31/2003
-----------------------------------------------  ------------   -------------
Members:                                              19,239          19,105
-----------------------------------------------  ------------   -------------
In activity                                            7,689           7,493
Retired employees                                     11,550          11,612

Distribution of members by benefit plan:
-----------------------------------------------

35% of Average Salary Plan                             6,171           6,231
Active                                                    44              44
Retired employees                                      6,127           6,187

Supplementary Average Salary Plan                      5,698           5,700
Active                                                   548             549
Retired employees                                      5,150           5,151

Combined Supplementary Benefits Plan                   7,370           7,174
Active                                                 7,097           6,900
Retired employees                                        273             274

-----------------------------------------------  ------------   -------------
Linked beneficiaries:                                  5,329           5,286
-----------------------------------------------  ------------   -------------
35% of average salary plan                             4,193           4,164
Supplementary average salary plan                      1,106           1,091
Combined supplementary benefits plan                      30              31

                                                 ------------   -------------
Total of Members / Beneficiaries:                     24,568          24,391
                                                 ============   =============

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat - SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors´ responsibility in the amount of R$725,820, in 240 monthly and successive installments being the 1st to 12 th installments due in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans’ balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON - “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice.

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated in the first semester of 2003 the amount of R$39,597, in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which added to related contribution private pension fund outlay totaled R$56,614.

The amortizing contribution is related to the part of the participants in the determination of to settle the reserve insufficiency, was reduced by the present value of the total actuarial obligations of the respective plans. Some participants are challenging in court this amortizing contribution; but the Company based on its legal and actuarial advisors, understands that the amortizing contribution was approved by Supplementary Social Security Secretariat “Secretaria da Previdência Complementar - SPC”, and as such the contribution is due by those participants.

In the case of the Millennium Plan (Combined Supplementary Benefit Plan) of defined contribution, where there is a net actuarial asset, and in which the sponsor contributions are the same as the participants’ contribution, our actuarial advisors understand that 50% of the net actuarial asset could be used for reduction of the sponsor’s contribution. Thus, the sponsor chose to recognize 50% of this asset on its books in the amount of R$2,910 in 2003.

Main actuarial assumptions adopted in the actuarial liability calculation

METHODOLOGY USED                                    UNIT METHODS OF PROJECTS CREDITS
----------------------------------------------------------------------------------------------------------
Rate for discount of actuarial obligation           13.4% p.y (8% real and 5% inflation)
Rate of expected yield on plan assets               13.4% p.y (8% real and 5% inflation)
Index for estimated salary increase                 INPC + 1% (6.05%)
Index for the increase in estimated benefits        INPC + 0% (5.00%)
Long term estimate rate of inflation                INPC + 0% (5.00%)

Biometrical mortality table                         UP84 with 3-year aggravation and segregated by sex

Biometrical invalidity table                        Mercer Table for entering invalidity
Rate of expected rotation                           1% p.y

Probability of entering retirement                  The first time the participant qualifies for a benefit

CSN do not have obligations on other after-employees benefit.

27. BUSINESS INTERNATIONALIZATION

a) CSN LLC

In accordance with CSN´s international business development strategy, on June 19, 2001, CSN obtained the right to acquire assets, with approximate value of US$50 million that belonged to Heartland Steel Inc., a company in Chapter #11, located in Terre Haute, state of Indiana, USA.

As of July 16, 2001, CSN ceded its right to a limited liability corporation LLC (“LLC”), organized according to the Delaware legislation, and controlled by Tangua Incorporated, which is controlled by an unrelated entity. LLC acquired the above mentioned assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million.

CSN is to acquire the quota of LLC in July 2003, as part of a “put” and “call” agreement signed by CSN and the administrative agent of Credit Agreement, related to a Tangua’s loan. The principal amount of the loan signed in July 2001 is US$175 million, subject to Libor plus interest of 1.875% p.a. The price for CSN to exercise this right in the “put and call” agreement is the borrowing balance (plus accrued interest) on the acquisition date (please refer to note 28a).

b) Lusosider

On June 18, 2003, the Company through its subsidiary CSN Steel Corp., acquired from the Banco Espírito Santo de Investimentos S.A. (BESI) 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., representing 50% participation in the business, amounting to EUR 10.84 million, equivalent to US$11.8 million (please refer to note 11).

28.SUBSEQUENT EVENTS

a)Tangua and CSN LLC :

As disclosed in “Relevant Act” on July 15, 2003, the Company, through its subsidiary CSN Panama S.A., executed the LLC’s call option, as mentioned in note 27a. This acquisition is under approval by North-American regulatory authorities. This transaction involved the disbursement, by CSN Panama, S.A., of US$175 million to repay the loan mentioned in note 27a.

b) Paraná Branch:

On July 17, 2003 the Company commenced producing pre-painted and galvanized steel at the Paraná branch, located in the city of Araucária. This unit has the capacity to produce 420 thousand ton , therein included galvanized and pre-painted in the format of coils, bales, blanks and tapes. The galvanizing line will also manufacture the “galvalume” - steel coated with an aluminum-zync alloy.

c) Securitization Offering:

In July 2003, the Company performed a securitization of receivables through its subsidiary Island VI in the amount of US$141.9 million. The transaction, maturing in 7 years, has coupon of 7.28% p.a. and the funds raised in this transaction will be used as working capital, increasing the liquidity of the Company.

d) MAE : On July 4, 2003, CSN received R$139 million referring to MAE credits determined on the second settlement (please refer to note 21).

29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

Message from Benjamin Steinbruch, Chairman and CEO

“In the second quarter CSN showed once again that is has the flexibility and competitiveness to effectively face any scenario. EBITDA grew 80% when compared to the second quarter of 2002 and we maintained an EBITDA margin of 49% in the first half, with EBITDA of R$1.5 billion in the year to June, despite a less favorable local market and lower revenues from export sales as a result of the recent strengthen of the Real. Our operating results confirm the solid competitiveness of our Company.

“CSN maintained its operating margins and presented a net profit of R$0.5 billion in the first half, an increase of almost R$1 billion when compared to the same period in 2002. In the second half, we believe we will be able to maintain our current levels of operating performance and profitability, and we will seek to reduce our net debt. The equity and debt markets have perceived the solidity of our company. Our shares appreciated by 89% from January to July this year, not including a dividend yield of 15%. We have successfully completed five debt issues since February. Most recently, we issued an export receivables securitization in two tranches, the first with a 7-year term at a coupon of 7.28%, and the second a 3-year term at Libor + 2.75%.

“Throughout the first half we have remained consistent in our globalization strategy, having concluded the purchase of a 50% stake in Lusosider on June 18. Lusosider is a Portuguese steel company with a strong presence in the Iberian Peninsula’s galvanized and tin plate market. Besides that, as has been anticipated over the last two years, we announced in July that we will acquire CSN LLC, which operates the assets of Heartland Steel in the US, as soon as we satisfy the US regulatory requirements.”

Highlights

----------------------------------------------------------------------------------------------------------------------------
                                                      Parent Company                             Consolidated
                                                                                   -----------------------------------------
                                         -----------------------------------------------------------------------------------
                                                  2Q                   1H                  2Q                   1H
                                         -----------------------------------------------------------------------------------
                                            2003      2002      2003       2002      2003      2002       2003      2002
                                         -----------------------------------------------------------------------------------
                                                                                             -------------------------------
Crude Steel Production (000 tons)          1,336      1,265     2,608     2,514      1,336     1,265     2,608      2,514
Sales Volume (000 tons)
     Domestic Market                        837        894      1,568     1,761       753       871      1,484      1,767
     Export Market                          352        306       704       635        378       314       730        657
         Total                             1,189      1,200     2,272     2,396      1,131     1,185     2,214      2,424
Steel Prod. Net Revenue (R$/t)             1,234       793      1,220      765       1,337      859      1,343       808
Financial Data (R$ millions)
     Net Revenue                           1,551      1,009     2,943     1,940      1,588     1,102     3,174      2,145
     Gross Profit                           695        409      1,388      763        744       447      1,565       839
     EBITDA1                                739        411      1,456      788        735       423      1,522       813
     Net Income (Loss)                      135       (210)      541      (407)       116      (210)      513       (408)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                     Jun/03              Mar/03               Dec/02
                                                              --------------------------------------------------------------
Consolidated Net Debt (R$ millions)                                  5,328                4,586               5,067
----------------------------------------------------------------------------------------------------------------------------

Production and Production Costs

In the second quarter of 2003, crude steel output increased 6% reaching 1.3 million tons while rolled finished product volume stood at 1.2 million tons, in line with production in 2002. In the first half of 2003, crude steel production reached 2.6 million tons and rolled finished product volume was 2.3 million tons (production measured at the continuous caster for crude steel and at the hot strip mill for rolled finished product - volume differs slightly from inventory deposits due to normal process losses). When compared to the first half of 2002, crude steel production was 4% higher than in 2003. The Company expects production capacity to reach 5.8 million tons per year by the end of 2003.

Production costs (per unit and total) were higher in 2003, principally due to the following factors: raw material – impact of the higher US dollar exchange rate (which was 33% above the average rate that prevailed in the first half of 2002), greater consumption of purchased coke (in 2002 the Company consumed excess coke produced during Blast Furnace #3 repair) and consumption of hot rolled coils purchased in the domestic market at a higher cost; depreciation – increase due to the Presidente Vargas Mill asset revaluation at the end of April 2003, and of the Thermoelectric Power Plant in December 2002; and finally labor – the increase was mainly caused by a wage inflation adjustment of 18% per the collective bargaining agreement effective in May 2003.

Sales Volume

Sales volume of finished products and slabs reached 1.2 million tons in the second quarter of 2003, in line with 2002. In the first half of 2003, 2.27 millions tons were sold, a 5% decline. The decrease was concentrated in slabs that are lower value-added products.

The domestic market represented 69% of 1H 2003 sales, against 73% in the prior year period. Year to date sales to the automotive sector grew 13%, in spite of weak auto sales in the last few months when compared to the beginning of the year (when there had been a favorable effect of higher Brazilian car export demand, which increased auto production). The low growth scenario of domestic manufacturing had a negative impact on the civil construction segment.

Export sales were influenced by higher prices in China in the beginning of the year that motivated the sale of more finished products to markets in Asia as a percentage of total sales. In the second quarter, given weakness in the Chinese market, the Company directed its exports of finished products to more attractive markets, in particular Latin America. Even so, the percentage of our exports of finished products to China in the first half of 2003 was 17%. All of our slab exports were sold on the Asian market in 2003, however those sales were concentrated in the first quarter.

Higher value-added galvanized steel and tin mill products represented 38% of total volume sold this year, compared to 33% registered in the same period last year, when the Company sold nearly 150,000 tons more of slabs.

Consolidated sales volume was 1.1 million tons in the second quarter of 2003, and 2.2 millions tons in the first half. The difference when compared to the Parent Company pertains to higher subsidiary inventory. Exports were 33% of the total in the year to June on a consolidated basis, while coated product sales were 41% of the total. Total sales are greater than the Parent Company due to the sale of galvanized steel products by GalvaSud, produced from cold rolled steel purchased mainly from CSN.

Operating Results

  Net Revenue, Cost of Goods Sold and Gross Margin

CSN Parent Company net revenue grew 54% in the second quarter to R$1.6 billion. When compared to the first quarter of 2003, net revenue was 11% higher. In the first half, net revenue reached R$2.9 billion, R$1 billion above the same period in 2002. An adjustment in domestic prices, higher export prices in Real and the higher percentage of coated products more than compensated for the 5% drop in volumes sold in 2003. The drop in volume is explained mainly by lower initial inventories this year and by higher margins practiced by the Company. Domestic sales accounted for 75% of net revenue, against 82% in 2002.

Consolidated net revenue in the second quarter grew 44% to R$1.6 billion, while revenue in the first half of 2003 grew 48% to R$3.2 billion. The difference between the Parent Company and Consolidated figures in the first half of 2003 is explained by a higher value-added sales mix at GalvaSud, Inal and Metalic which sold higher value-added steel, using mostly CSN-produced steel as raw material.

The cost of goods sold (COGS) in the second quarter of 2003 grew 43% to R$856 million. In the first half, COGS grew 32% to R$1.6 billion. COGS rose because of higher raw material costs, and an increase in depreciation, fuel, and labor costs. Some of these factors have already been explained in ‘Production and Production Costs’. Raw material costs were affected by the higher average exchange rate of the Real against the US dollar by R$41 million in the second quarter and R$117 million in the first half. In addition, the Company decided to buy hot rolled coils in the domestic market to meet demand from our customers in 2003. In the first half of the year, we consumed 61,000 tons of purchased Hot Coils (HC) (R$47 million in the COGS), of which 47,000 tons were consumed in the second quarter (R$39 million). We discussed above the rise in imported coke costs in the quarter (increase of R$50 million in this quarter and R$79 million in the first half). Depreciation allocated to the cost of goods sold went up by R$31 million in the second quarter and R$36 million in the first half as a result of the asset revaluation. Fuel costs increased R$13 million in the quarter and R$32 million in the first half, principally due to the higher inflation rate in 2003. Finally, the transfer of costs that had been treated as administrative expenses at the end of 2002 to COGS (an impact of R$10 million in the second quarter and R$21 million in the first half) had an impact principally on labor costs, which were also reflected the 18% wage inflaction adjustment as per the collective bargaining agreement effective in May 2003 (R$11 million impact on COGS).

Consolidated COGS in the second quarter was R$845 million, and R$1.6 billion in the first half 2003. The respective increases of 29% and 23% in the second quarter and the first half are explained by the same effects seen in Parent Company COGS.

Gross margin reached 45% in the second quarter of 2003, compared to 41% in the same period last year. In the fist six months of 2003, the margin increased by 8 percentage points (p.p.). to 47%. Better performance is principally due to higher average prices in the period. The consolidated gross margin of 47% in the second quarter of 2003 was 6 p.p. better. In the first half of 2003, gross margin was 10 p.p. higher at 49%.

  Selling Geral and Administrative Expenses

In the second quarter of 2003, selling, general and administrative expenses before depreciation totaled R$103 million, a decline of R$10 million. Up to June, SG&A amounted to R$196 million, R$18 million less than in 2002. It is worth mentioning that the provision for employee profit sharing in the second quarter of 2003, which was R$5 million below the second quarter of 2002, declined as a result of a change in the criteria used to calculate employee profit sharing made in May of this year, partially offsetting the effect of higher labor costs registered in the cost of goods sold.

  EBITDA

In the second quarter, EBITDA grew 80% to R$739 million. EBITDA margin (EBITDA divided by net revenue) was 48%, an increase of 7 p.p. This increase is explained by higher average prices obtained by the Company. When compared to the first quarter of 2003, the margin was 4 p.p. lower due to the decline in export prices caused by the stronger Real in the second quarter than in the first quarter. First half EBITDA was R$1.5 billion, 85% more than in 2002, with a 49% margin (an improvement of 9 p.p.).

Consolidated EBITDA rose 74% to R$735 million in the second quarter of 2003, representing a margin of 46%. In the first half of 2003, EBITDA reached R$1.5 billion, similar to the level of the Parent Company, with a 48% margin.

  Other operating income/expense

In the second quarter of 2003, the Company booked a net other operating expense of R$24 million, R$19 million below the second quarter of 2002, principally as a result of a lower provision for contingencies. In the first half of 2003 other operating income was R$1 million, compared to an expense of R$91 million in 2002. The change was due to the reversal of a R$35 million provision in the first quarter of 2003 related to the Itasa subsidiary’s MAE (Wholesale Energy Market) liability (since Itasa had made a parcial provision in its balance sheet, now reflected in equity results), and a lower provision for contingencies.

  Financial Result

Financial results are comprised of financial income and expense as well as net foreign exchange gains and losses excluding deferral of foreign exchange losses. In the second quarter, CSN booked a net expense of R$74 million. In the first half, net financial expense was R$56 million. Foreign exchange gains of R$750 million and R$944 million, respectively, were due to the stronger Real against the US dollar in 2003, partially offset by the foreign exchange hedge strategy adopted by the Company . The low nominal cost of gross debt in US dollars, associated with the net foreign exchange gains and results obtained from hedge instruments caused consolidated net debt cost in the first half, in Reais, to be around 11% per year, or 41% of the benchmark local interest rate CDI (annualized). For the second half, the Company expects the cost to be about 60% of the CDI.

Deferred Foreign Exchange Losses: In the first half of 2003, the Company amortized a total of R$68 million of the foreign exchange loss incurred in 2001 and deferred, compared to R$475 million in the first half of 2002. During the second half of 2003 an additional R$63 million will be amortized. In 2004, the remaining balance of R$103 million will be amortized.

  Equity interest in subsidiaries

Equity in results of subsidiaries amounted to a negative R$125 million in the second quarter of 2003 and a negative R$177 million in the first half. The reductions of R$416 million and R$481 million, respectively, were substantially due to the effect of the appreciation of the Real against the US dollar on shareholders’ equity in dollars in offshore companies in 2003, compared to the depreciation of the Real against the US dollar that took place in 2002.

  Income and Social Contribution Tax

CSN registered an income and social contribution tax expense of R$187 million in the second quarter of 2003, versus a credit of R$229 million in the same period last year. In the first half, income and social contribution tax was R$325 million, compared to a credit of R$330 million registered in 2002. In both cases, the change is basically due to higher income before taxes in 2003. Specifically regarding the first half result, a credit of R$114.7 million was booked due to the partial reversal of a provision for the effect of IPC (consumer price index) inflation during 1989 ('Summer Plan'), for which amnesty was granted.

  Net Income

Parent Company net income in the second quarter of 2003 was R$135 million (R$1.88 per lot of 1,000 shares), an improvement of R$345 million over the second quarter of 2002. In the first half of 2003, net income reached R$541 million (R$7.54 per lot of 1,000 shares), an increase of R$948 million. Consolidated net income was R$116 million in the quarter, bringing year to date accumulated net income to a total of R$513 million.

Consolidated Net Debt

As of June 30, 2003, the Company’s net debt amounted to R$5,328 million, with a consolidated cash balance of R$1,449 million, substantially comprised of fixed income government paper. When compared to the March 31, 2003 position, a decrease in cash of R$738 million was the main factor which caused a 16% increase in net debt. The main items of this decrease are: shareholder remuneration of R$800 million, paid in June 2003, capital expenditures made in the quarter, payment of employee profit sharing, an increase in working capital and regular cash uses (debt service and taxes). Given that CSN expects to distribute new dividends only in 2004, the trend for FYE 2003 is a reduction in net debt in Reais.

Capital Expenditures

In the first half of 2003, capital expenditures reached R$85 million and were invested in projects related to the maintenance of operating and technological excellence at the Presidente Vargas Mill (UPV). This amount does not include an addition of R$514 million in the Company’s PP&E, in connection with the spin-off of the CISA plant to the Parent Company in February this year.

Recent Events

  In June 2003, CSN issued US$100 million of 1-year notes and US$150 million of 2-year notes through its CSN Islands IV Corp. and CSN Islands V Corp. subsidiaries, respectively. The first notes were issued with a 6.85% annual coupon and the second at 7.875%. Standard Bank London Limited and Bear, Stearns & Co, Inc. with BB Securities Ltd coordinated the first and second issues, respectively.

  On June 18, 2003, through its CSN Steel Corp subsidiary, CSN concluded the purchase of 50% of Lusosider Projectos Siderúrgicos S.A., the parent company of Lusosider Aços Planos S.A. (Lusosider), for EUR10.84 million (US$11.8 million). Lusosider produces hot-dipped galvanized and tin-plate steel products. Located in Seixal, near Lisbon, Portugal, it has approximately 300 employees and production was around 210,000 tons of galvanized steel and 70,000 tons of tin plate steel in 2002. The Company services the distribution and metal packaging segments, with 86% if its sales directed towards the Iberian Peninsula.

  On June 24, in a meeting of the Board of Directors of CSN, the position of Executive Officer of the Corporate Center was extinguished. Also, two new Executive Officers were elected: Lauro Henrique Campos Rezende, Executive Officer - Investments, and Marcos Marinho Lutz, Executive Officer - Infrastructure and Energy. The new Investments department will be responsible for analyzing and following CSN’s investments including mergers, acquisitions and expansion of existing operations. The areas that were managed by the Corporate Center will be the responsibility of Benjamin Steinbruch, Chairman and CEO.

  In July, the Company completed a receivables securitization in the amount of US$142 million at a cost of 7.28% and a term of 7 years, with a 2-year grace period for the principal. The coordinator of the issue was BNP Paribas.

  On July 4, CSN received R$139 million relating to receivables from MAE (Wholesale Energy Market), as determined in the second liquidation.

  On July 15, 2003, the Company announced that when it satisfies the US regulatory requirements it will proceed with the indirect purchase of CSN LLC through its wholly-owned subsidiary, CSN Panama, S.A. (“ Panama”). In July 2001, CSN LLC purchased the assets and liabilities of US steel company, Heartland Steel Inc. This deal involves a cash disbursement of US$175 million, the amount financed in 2001 to purchase the assets, working capital and interest payments.

  On August 4, José Paulo de Oliveira Alves, Executive Officer – New Businesses, left CSN in search of new professional challenges. The responsabilities of this departmet will be absorbed by the newly created Investments department. On the same date, the position of Executive Director of Administration and Holdings was created. The Board of Executive Officers has appointed Marcelo Araújo’s name to CSN’s Board of Directors approval. Mr. Araújo is a mechanical engineer who was a Vice President with Natura in the Commercial, Innovation, and Business Development areas prior to joining CSN.

  On August 13, CSN issued a 3-year US$125 million export receivables securitization tranche at Libor + 2.75% through a wholly-owned subsidiary.

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.4 million tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results and investments, cost of net debt for 2003, the maintenance of our current levels of operating performance and profitability, the distribution of dividends in 2004, net debt reduction in the second half of 2003, the amount of deferral to be amortized in 2003 and 2004 and the satisfaction of regulatory requirements for the acquisition of CSN, LLC. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, failure to collect all the MAE receivables, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

--------------------------------------------------------------------------------------------------------------------------
                                                         SALES VOLUME
--------------------------------------------------------------------------------------------------------------------------
                                             Parent Company - thousands of tons
--------------------------------------------------------------------------------------------------------------------------
                                                2Q03             1Q03             2Q02              1H02             1H03
--------------------------------------------------------------------------------------------------------------------------
DOMESTIC MARKET                                  837              731              894             1,761            1,568
--------------------------------------------------------------------------------------------------------------------------
Hot rolled                                       306              248              354               692              554
Cold rolled                                      188              180              213               420              368
Galvanized                                       162              128              146               301              290
Tin mill products                                164              163              168               324              327
Slabs                                             17               12               13                24               29
--------------------------------------------------------------------------------------------------------------------------
EXPORT MARKET                                    352              352              306               635              704
--------------------------------------------------------------------------------------------------------------------------
Hot rolled                                       158               96               67               123              254
Cold rolled                                        9               21               12                16               30
Galvanized                                        21               51               12                18               72
Tin mill products                                112               64               78               150              176
Slabs                                             52              120              137               328              172
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                          1,189            1,083            1,200             2,396            2,272
--------------------------------------------------------------------------------------------------------------------------
Hot rolled                                       464              344              421               815              808
Cold rolled                                      197              201              225               436              398
Galvanized                                       183              179              158               319              362
Tin mill products                                276              227              246               474              503
Slabs                                             69              132              150               352              201
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                   NET SALES PER UNIT
--------------------------------------------------------------------------------------------------------------------------
                                                  Parent Company - R$/tons
--------------------------------------------------------------------------------------------------------------------------
                                                2Q03             1Q03             2Q02              1H02             1H03
--------------------------------------------------------------------------------------------------------------------------
DOMESTIC MARKET                                1,234            1,205              793               765            1,220
--------------------------------------------------------------------------------------------------------------------------
Hot rolled                                       958              911              610               597              938
Cold rolled                                    1,127            1,149              753               745            1,138
Galvanized                                     1,594            1,527            1,120             1,106            1,561
Tin mill products                              1,698            1,700            1,170             1,141            1,699
Slabs                                            583              767              401               364              704
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                      CAPITAL EXPENDITURES (FIXED AND DEFERRED ASSETS)
--------------------------------------------------------------------------------------------------------------------------
                                                Parent Company - thousands of R$
--------------------------------------------------------------------------------------------------------------------------
                                                2Q03             1Q03             2Q02              1H02             1H03
--------------------------------------------------------------------------------------------------------------------------
Tecnological improvements                         34                8               13                19               42
Environmental                                      2                3               15                26                5
Deferred                                          20               15               12                19               35
Other*                                             7               (4)              29                45                3
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                             63               22               69               109               85
--------------------------------------------------------------------------------------------------------------------------

* General repairs, spare parts, logistic, information technology, etc.

                     (Translation of the report originally issued in Portuguese.
                                        See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                            3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                 33.042.730/0001-04
--------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

----------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                            3 -06/30/2003    4 -03/31/2003
----------------------------------------------------------------------------------------------------------
1              TOTAL ASSETS                                                   19,148,994       15,628,901
----------------------------------------------------------------------------------------------------------
1.01           CURRENT ASSETS                                                  4,197,045        4,692,741
----------------------------------------------------------------------------------------------------------
1.01.01        CASH AND BANKS                                                     63,387           58,800
----------------------------------------------------------------------------------------------------------
1.01.01.01     BANKS                                                              63,387           58,800
----------------------------------------------------------------------------------------------------------
1.01.02        CREDITS                                                         1,418,153        1,303,175
----------------------------------------------------------------------------------------------------------
1.01.02.01     TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET                     1,166,288        1,089,258
----------------------------------------------------------------------------------------------------------
1.01.02.02     TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET                         346,259          315,920
----------------------------------------------------------------------------------------------------------
1.01.02.03     ALLOWANCE FOR DOUBTFUL ACCOUNTS                                   (94,394)        (102,003)
----------------------------------------------------------------------------------------------------------
1.01.03        INVENTORIES                                                       824,587          684,284
----------------------------------------------------------------------------------------------------------
1.01.03.01     FINISHED PRODUCTS                                                 222,322          196,535
----------------------------------------------------------------------------------------------------------
1.01.03.02     PRODUCTS IN PROCESS                                               146,865          106,311
----------------------------------------------------------------------------------------------------------
1.01.03.03     RAW MATERIAL                                                      233,505          182,011
----------------------------------------------------------------------------------------------------------
1.01.03.04     SPARE PARTS AND MAINTENANCE SUPPLIES                              202,394          182,070
----------------------------------------------------------------------------------------------------------
1.01.03.05     IMPORTS IN TRANSIT                                                  1,528            5,891
----------------------------------------------------------------------------------------------------------
1.01.03.06     MATERIALS IN TRANSIT                                               17,973           11,466
----------------------------------------------------------------------------------------------------------
1.01.04        OTHER                                                           1,890,918        2,646,482
----------------------------------------------------------------------------------------------------------
1.01.04.01     MARKETABLE SECURITIES                                           1,282,054        2,027,354
----------------------------------------------------------------------------------------------------------
1.01.04.02     WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET          115,559           87,818
----------------------------------------------------------------------------------------------------------
1.01.04.03     DEFERRED INCOME TAX                                               148,749          229,065
----------------------------------------------------------------------------------------------------------
1.01.04.04     DEFERRED SOCIAL CONTRIBUTION                                       25,994           53,574
----------------------------------------------------------------------------------------------------------
1.01.04.05     OPTION PREMIUM HEDGE                                                    0                0
----------------------------------------------------------------------------------------------------------
1.01.04.06     OTHER                                                             318,562          248,671
----------------------------------------------------------------------------------------------------------
1.02           LONG-TERM ASSETS                                                1,472,297        1,429,068
----------------------------------------------------------------------------------------------------------
1.02.01        CREDITS                                                            56,164           55,405
----------------------------------------------------------------------------------------------------------
1.02.01.01     COMPULSORY LOANS - ELETROBRÁS                                      56,164           55,405
----------------------------------------------------------------------------------------------------------
1.02.02        CREDITS WITH RELATED PARTIES                                            0                0
----------------------------------------------------------------------------------------------------------
1.02.02.01     AFFILIATES                                                              0                0
----------------------------------------------------------------------------------------------------------
1.02.02.02     SUBSIDIARIES                                                            0                0
----------------------------------------------------------------------------------------------------------
1.02.02.03     OTHER RELATED PARTIES                                                   0                0
----------------------------------------------------------------------------------------------------------
1.02.03        OTHER                                                           1,416,133        1,373,663
----------------------------------------------------------------------------------------------------------
1.02.03.01     DEFERRED INCOME TAX                                               273,156          286,186
----------------------------------------------------------------------------------------------------------
1.02.03.02     DEFERRED SOCIAL CONTRIBUTION                                       71,423           79,536
----------------------------------------------------------------------------------------------------------
1.02.03.03     JUDICIAL DEPOSITS                                                 469,675          456,695
----------------------------------------------------------------------------------------------------------
1.02.03.04     SECURITIES RECEIVABLE                                              52,085           52,273
----------------------------------------------------------------------------------------------------------
1.02.03.05     RECOVERABLE PIS / PASEP                                            52,349           50,850
----------------------------------------------------------------------------------------------------------
1.02.03.06     LEASES                                                             47,703           47,495
----------------------------------------------------------------------------------------------------------
1.02.03.07     INVESTMENT AVAILABLE FOR SALE                                     251,238          203,706
----------------------------------------------------------------------------------------------------------
1.02.03.08     DEBENTURE                                                         103,199          100,667
----------------------------------------------------------------------------------------------------------
1.02.03.09     OTHER                                                              95,305           96,255
----------------------------------------------------------------------------------------------------------
1.03           PERMANENT ASSETS                                               13,479,652        9,507,092
----------------------------------------------------------------------------------------------------------
1.03.01        INVESTMENTS                                                        74,390          131,452
----------------------------------------------------------------------------------------------------------
1.03.01.01     IN AFFILIATES                                                           0                0
----------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                            3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                 33.042.730/0001-04
--------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

----------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                            3 -06/30/2003    4 -03/31/2003
----------------------------------------------------------------------------------------------------------
1.03.01.02     IN SUBSIDIARIES                                                    74,390          131,452
----------------------------------------------------------------------------------------------------------
1.03.01.03     OTHER INVESTMENTS                                                       0                0
----------------------------------------------------------------------------------------------------------
1.03.02        PROPERTY, PLANT AND EQUIPMENT                                  12,963,668        8,908,473
----------------------------------------------------------------------------------------------------------
1.03.02.01     IN NET OPERATION                                               12,291,604        8,303,376
----------------------------------------------------------------------------------------------------------
1.03.02.02     CONSTRUCTION                                                      548,958          523,783
----------------------------------------------------------------------------------------------------------
1.03.02.03     LANDS                                                             123,106           81,314
----------------------------------------------------------------------------------------------------------
1.03.03        DEFERRED CHARGES                                                  441,594          467,167
----------------------------------------------------------------------------------------------------------

                     (Translation of the report originally issued in Portuguese.
                                        See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                                 3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                 33.042.730/0001-04
--------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

----------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                            3 -06/30/2003    4 -03/31/2003
----------------------------------------------------------------------------------------------------------
2              TOTAL LIABILITIES                                              19,148,994       15,628,941
----------------------------------------------------------------------------------------------------------
2.01           CURRENT LIABILITIES                                             4,506,081        4,992,788
----------------------------------------------------------------------------------------------------------
2.01.01        LOANS AND FINANCING                                             3,190,034        3,508,839
----------------------------------------------------------------------------------------------------------
2.01.02        DEBENTURES                                                         68,287           29,067
----------------------------------------------------------------------------------------------------------
2.01.03        SUPPLIERS                                                         679,754          617,154
----------------------------------------------------------------------------------------------------------
2.01.04        TAXES AND CONTRIBUTIONS                                           424,376          341,628
----------------------------------------------------------------------------------------------------------
2.01.04.01     SALARIES AND SOCIAL CONTRIBUTIONS                                 108,588           84,304
----------------------------------------------------------------------------------------------------------
2.01.04.02     TAXES PAYABLE                                                     220,738          151,763
----------------------------------------------------------------------------------------------------------
2.01.04.03     DEFERRED INCOME TAX                                                69,890           77,618
----------------------------------------------------------------------------------------------------------
2.01.04.04     DEFERRED SOCIAL CONTRIBUTION                                       25,160           27,943
----------------------------------------------------------------------------------------------------------
2.01.05        DIVIDENDS PAYABLE                                                     328          293,623
----------------------------------------------------------------------------------------------------------
2.01.05.01     DELIBERATED INTEREST ON STOCKHOLDERS' EQUITY                            0              216
----------------------------------------------------------------------------------------------------------
2.01.05.02     PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY               328          293,407
----------------------------------------------------------------------------------------------------------
2.01.06        PROVISIONS                                                          9,358            6,509
----------------------------------------------------------------------------------------------------------
2.01.06.01     LABOR, CIVIL  AND FISCAL                                            9,358            6,509
----------------------------------------------------------------------------------------------------------
2.01.07        DEBT WITH RELATED PARTIES                                               0                0
----------------------------------------------------------------------------------------------------------
2.01.08        OTHER                                                             133,944          195,968
----------------------------------------------------------------------------------------------------------
2.01.08.01     DERIVATIVES -PAYBLE ACCOUNTS                                            0                0
----------------------------------------------------------------------------------------------------------
2.01.08.02     OTHER                                                             133,944          195,968
----------------------------------------------------------------------------------------------------------
2.02           LONG-TERM LIABILITIES                                           7,047,814        5,331,375
----------------------------------------------------------------------------------------------------------
2.02.01        LOANS AND FINANCING                                             2,851,642        2,568,128
----------------------------------------------------------------------------------------------------------
2.02.01.01     LOANS AND FINANCING                                             2,851,642        2,568,128
----------------------------------------------------------------------------------------------------------
2.02.02        DEBENTURES                                                        666,550          666,550
----------------------------------------------------------------------------------------------------------
2.02.03        PROVISIONS                                                      3,105,514        1,654,968
----------------------------------------------------------------------------------------------------------
2.02.03.01     LABOR, CIVIL AND FISCAL                                           146,264           91,556
----------------------------------------------------------------------------------------------------------
2.02.03.02     FOR INCOME TAX IN JUDGE                                            59,441           59,866
----------------------------------------------------------------------------------------------------------
2.02.03.03     FOR SOCIAL CONTRIBUTION IN JUDGE                                   31,479           44,333
----------------------------------------------------------------------------------------------------------
2.02.03.04     OTHER TAX IN JUDGE                                                240,305          206,407
----------------------------------------------------------------------------------------------------------
2.02.03.05     DEFERRED INCOME TAX                                             1,932,371          921,181
----------------------------------------------------------------------------------------------------------
2.02.03.06     DEFERRED SOCIAL CONTRIBUTION                                      695,654          331,625
----------------------------------------------------------------------------------------------------------
2.02.04        DEBT WITH AFFILIATES                                                    0                0
----------------------------------------------------------------------------------------------------------
2.02.05        OTHER                                                             424,108          441,729
----------------------------------------------------------------------------------------------------------
2.02.05.01     PROVISION FOR INVESTMENT DEVALUATION                                    0                0
----------------------------------------------------------------------------------------------------------
2.02.05.02     OTHER                                                             424,108          441,729
----------------------------------------------------------------------------------------------------------
2.03           DEFERRED INCOME                                                         0                0
----------------------------------------------------------------------------------------------------------
2.04           MINORITY INTEREST                                                       0                0
----------------------------------------------------------------------------------------------------------
2.05           STOCKHOLDERS' EQUITY                                            7,595,099        5,304,778
----------------------------------------------------------------------------------------------------------
2.05.01        PAID-IN CAPITAL                                                 1,680,947        1,680,947
----------------------------------------------------------------------------------------------------------
2.05.01.01     COMMON STOCKS                                                           0                0
----------------------------------------------------------------------------------------------------------
2.05.02        CAPITAL RESERVES                                                   10,485           10,485
----------------------------------------------------------------------------------------------------------
2.05.03        REVALUATION RESERVES                                            5,128,243        2,485,361
----------------------------------------------------------------------------------------------------------
2.05.03.01     OWN ASSETS                                                      5,128,243        2,485,361
----------------------------------------------------------------------------------------------------------
2.05.03.02     SUBSIDIARIES/AFFILIATES                                                 0                0
----------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   2 - NAME OF COMPANY                            3 - TAX PAYER
00403-0        COMPANHIA SIDERÚRGICA NACIONAL                 33.042.730/0001-04
--------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

----------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                            3 -06/30/2003    4 -03/31/2003
----------------------------------------------------------------------------------------------------------
2.05.04        REVENUE RESERVES                                                  196,449          702,588
----------------------------------------------------------------------------------------------------------
2.05.04.01     LEGAL                                                             196,449          196,449
----------------------------------------------------------------------------------------------------------
2.05.04.02     STATUTORY                                                               0                0
----------------------------------------------------------------------------------------------------------
2.05.04.03     FOR CONTINGENCIES                                                       0                0
----------------------------------------------------------------------------------------------------------
2.05.04.04     UNREALIZED INCOME                                                       0                0
----------------------------------------------------------------------------------------------------------
2.05.04.05     PROFIT RETENTIONS                                                       0                0
----------------------------------------------------------------------------------------------------------
2.05.04.06     SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                   0                0
----------------------------------------------------------------------------------------------------------
2.05.04.07     OTHER PROFIT RESERVES                                                   0          506,139
----------------------------------------------------------------------------------------------------------
2.05.04.07.01  FOR INVESTMENTS                                                         0          506,139
----------------------------------------------------------------------------------------------------------
2.05.05        RETAINED EARNINGS (LOSSES)                                        578,975          425,397
----------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                             CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                 DATE - 06/30/2003

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE  2 - NAME OF COMPANY                             3 - TAX PAYER
00403-0       COMPANHIA SIDERÚRGICA NACIONAL                  33.042.730/0001-04
--------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

--------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                                          3 - 04/01/2003    4 - 01/01/2003    5 - 04/01/2002    6 - 01/01/2002
                                                                                        TO 06/30/2003     TO 06/30/2003     TO 06/30/2002     TO 06/30/2002
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.01          GROSS REVENUE FROM SALES AND SERVICES                                           1,956,400         3,831,735         1,330,715         2,592,233
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.02          DEDUCTIONS FROM GROSS REVENUE                                                    (367,962)         (658,126)         (228,818)         (447,724)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.03          NET REVENUE FROM SALES AND SERVICES                                             1,588,438         3,173,609         1,101,897         2,144,509
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.04          COST OF GOODS AND SERVICES SOLD                                                  (844,608)       (1,608,445)         (654,865)       (1,305,352)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.05          GROSS PROFIT                                                                      743,830         1,565,164           447,032           839,157
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06          OPERATING INCOME (EXPENSES)                                                      (437,015)         (716,331)         (881,776)       (1,563,046)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01       SELLING                                                                          (100,063)         (203,691)          (70,085)         (143,510)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02       GENERAL AND ADMINISTRATIVE                                                        (71,096)         (134,332)          (83,042)         (149,851)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03       FINANCIAL                                                                        (298,951)         (383,824)         (680,324)       (1,169,445)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    FINANCIAL INCOME                                                                 (127,983)          (48,587)          783,634           543,665
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.01 EXCHANGE VARIATION AMORTIZATION                                                   656,452           860,503                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.02 OTHER                                                                            (784,435)         (909,090)          783,634           543,665
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    FINANCIAL EXPENSES                                                               (170,968)         (335,237)       (1,463,958)       (1,713,110)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.01 FINANCIAL EXPENSES                                                               (170,968)         (335,237)         (191,992)         (332,285)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.02 FOREIGN EXCHANGE AND MONETARY LOSS, NET                                                 0                 0        (1,271,966)       (1,380,825)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.04       OTHER OPERATING INCOME                                                              9,575            21,878             3,625             5,299
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05       OTHER OPERATING EXPENSES                                                          (32,949)          (27,262)          (45,525)          (92,214)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.01    FOREIGN EXCHANGE AND MONETARY LOSS, NET                                                 0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.02    AMORTIZATION OF SPECIAL EXCHANGE VARIATION                                              0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.03    OTHER                                                                             (32,949)          (27,262)          (45,525)          (92,214)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.06       EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES                         56,469            10,900            (6,425)          (13,325)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.07          OPERATING INCOME/LOSS                                                             306,815           848,833          (434,744)         (723,889)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08          NON-OPERATING INCOME /LOSS                                                         (4,485)           (9,805)           (2,281)           (5,846)
--------------------------------------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                                                                                                          CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                                                                                              DATE - 06/30/2002

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE  2 - NAME OF COMPANY                             3 - TAX PAYER
00403-0       COMPANHIA SIDERÚRGICA NACIONAL                  33.042.730/0001-04
--------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

--------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                                          3 - 04/01/2003    4 - 01/01/2003    5 - 04/01/2002    6 - 01/01/2002
                                                                                        TO 06/30/2003     TO 06/30/2003     TO 06/30/2002     TO 06/30/2002
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.01       INCOME                                                                              1,249             1,359               132             1,643
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.02       EXPENSES                                                                           (5,734)          (11,164)           (2,413)           (7,489)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.09          INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS                            302,330           839,028          (437,025)         (729,735)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.10          PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION                                  (50,872)          (17,850)           38,478            13,496
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11          DEFERRED INCOME TAX                                                              (135,065)         (308,236)          188,629           308,514
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11.01       DEFERRED INCOME TAX                                                               (97,798)         (223,721)          143,175           235,025
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11.02       DEFERRED SOCIAL CONTRIBUTION                                                      (37,267)          (84,515)           45,454            73,489
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12          STATUTORY PARTICIPATIONS / CONTRIBUTIONS                                                0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01       PARTICIPATIONS                                                                          0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.02       CONTRIBUTIONS                                                                           0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.13          REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY                                            0                 0                 0                 0
--------------------------------------------------------------------------------------------------------------------------------------------------------------
3.15          NET INCOME (LOSS) FOR THE PERIOD                                                  116,393           512,942          (209,918)         (407,725)
--------------------------------------------------------------------------------------------------------------------------------------------------------------
              OUTSTANDING SHARES (THOUSANDS)                                                 71,729,261        71,729,261        71,729,261        71,729,261
--------------------------------------------------------------------------------------------------------------------------------------------------------------
              EARNINGS PER SHARE (R$)                                                           0.00162           0.00715
--------------------------------------------------------------------------------------------------------------------------------------------------------------
              LOSS PER SHARE (R$)                                                                                                  (0.00293)         (0.00568)
--------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                             (Translation of the report originally issued in Portuguese.
                                                                                See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                                                                  CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                                                       DATE - 03/31/2003

------------------------------------------------------------------------------------------------------------------------
         00403 - 0  COMPANHIA SIDERÚRGICA NACIONAL                                                   33.042.730/0001-04
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
15.01 - PROJECTS OF INVESTMENT
------------------------------------------------------------------------------------------------------------------------

OPERATIONAL INVESTMENTS

The accumulated expenditures for the main projects of investments underway as the 1st six-month period of 2003 were as follows:
                                                                            In thousand of reais
                                                                      ---------------------------------

Pre-painted and Galvanized steel Plant                                              30,878
Improvement on Hot Band Mill #2                                                      2,298
Sewer System                                                                         2,386
Replecement of Convertor´s Frame - B                                                 1,612
Replecement of Steel Pot Frame                                                       1,539
Reform of blast furnace #3                                                           1,016
Thermoelectric Central Station                                                         823
Organic Vapor Taking Process                                                           673
Improvement to coke battery #1, #4 and #5                                              627
Biological Treatment works                                                             593
Researches and Projects                                                                516
Reform of reheating 1 and 2 of blast furnace #2                                        490
Other projects                                                                         977
Total                                                                               44,428
                                                                              =================

FEDERAL PUBLIC SERVICE                                       (Translation of the report originally issued in Portuguese.
CVM - BRAZILIAN SECURITIES COMMISSION                                           See Note 29 to the financial statements)
QUARTERLY INFORMATION - ITR                                                                                CORPORATE LAW
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                                                           DATE - 06/30/03

------------------------------------------------------------------------------------------------------------------------
         00403 - 0  COMPANHIA SIDERÚRGICA NACIONAL                                                    33.042.730/0001-04
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT
------------------------------------------------------------------------------------------------------------------------

                                                                       Parent Company     Consolidated
                                                                      2003       2002        2003        2002
                                                                   ---------------------- ------------------------

     Cash Flow from operating activities
     Net income (loss) for the year                                   541,016   (407,219)     512,942    (407,725)
     Adjustments to reconcile the net income for the year
     with the resources from operating activities:
     -Amortization of special exchange variation                       67,498    475,353       68,833     476,688
     -Net monetary and exchange variation                          (1,402,979) 1,423,342     (914,632)  1,218,759
     -Provision for loan and financing charges                        285,942    301,422      216,906     224,887
     -Depreciation / depletion / amortization                         278,346    255,738      294,991     267,333
     -Write-offs of permanent assets                                      614      1,684        1,118       2,080
     -Equity pick up                                                  176,556   (304,491)     (10,901)     13,325
     -Deferred income tax and social contribution                     329,745   (304,530)     308,236    (308,515)
     -Provision swap / forward                                      1,054,390               1,054,390
     -Provision market to market                                     (238,174)               (238,174)
     -Other provisions                                                 14,832     71,931          116      80,658
                                                                   ----------- ---------- ------------------------
                                                                    1,107,786  1,513,230    1,293,825   1,567,490
                                                                   ----------- ---------- ------------------------

     (Increase) Decrease in assets:
     -Accounts receivable - trade                                    (171,515)  (168,310)       4,822    (248,312)
     -Inventories                                                    (162,267)    96,367     (250,338)     97,840
     -Judicial deposits                                               (26,089)   (13,829)     (30,726)    (17,168)
     -Credits with subsidiary and associated companies               (367,332)   680,955       (1,595)        829
     -Carryforward taxes                                              (66,690)    31,761      (76,292)    107,893
     -Others                                                           58,701    (36,555)       8,050    (110,263)
                                                                   ----------- ---------- ------------------------
                                                                     (735,192)   590,389     (346,079)   (169,181)
                                                                   ----------- ---------- ------------------------

     Increase (Decrease) in liabilities:
     -Suppliers                                                       (14,834)    79,432       24,314      73,363
     -Salaries and payroll charges                                     32,474     14,035       33,285      14,082
     -Taxes                                                           (16,882)    12,233       (9,485)    (32,608)
     -Accounts payable - Subsidiary Company                           (22,910)   (68,943)
     -Option Hedge premium                                            186,187                 180,812
     -Other                                                           (55,943)   169,330     (130,266)    194,037
                                                                   ----------- ---------- ------------------------
                                                                      108,092    206,087       98,660     248,874
                                                                   ----------- ---------- ------------------------

                                                                   ----------- ---------- ------------------------
          Net resources from operating activities                     480,686  2,309,706    1,046,406   1,647,183
                                                                   ----------- ---------- ------------------------

          Cash Flow from investing activities

            Investments                                               (43,145)  (821,516)      66,250      (7,914)
            Property, plant and equipment                            (562,039)   (80,499)    (222,675)   (220,536)
            Deferred assets                                           (65,091)   (19,069)     (38,272)    (26,061)
                                                                   ----------- ---------- ------------------------

          Net resources used on investing activities                 (670,275)  (921,084)    (194,697)   (254,511)
                                                                   ----------- ---------- ------------------------

          Cash Flow from financing activities

     Financial Funding:
     -Loans and financing                                           2,296,501    572,503    2,042,856     789,410
     -Debentures                                                                 645,585                  645,585
                                                                   ----------- ---------- ------------------------

                                                                    2,296,501  1,218,088    2,042,856   1,434,995
                                                                   ----------- ---------- ------------------------
     Payments:
     -Financial institution
      -Principal                                                     (958,637)  (776,976)  (1,691,227)   (750,110)
      -Charges                                                       (294,684)  (199,548)    (245,267)   (161,517)
      -Interest on stockholders’ equity/dividends                    (798,977)  (139,999)    (798,977)   (139,999)
                                                                   ----------- ---------- ------------------------
                                                                   (2,052,298) (1,116,523) (2,735,471) (1,051,626)
                                                                   ----------- ---------- ------------------------

                                                                   ----------- ---------- ------------------------
          Net resources from financing activities                     244,203    101,565     (692,615)    383,369
                                                                   ----------- ---------- ------------------------

         Decrease in cash and cash equivalents                         54,614  1,490,187      159,091   1,776,041
          Cash and cash equivalents, beginning of year                850,278    378,684    1,186,347     660,438
                                                                   ----------- ---------- ------------------------
                                                                      904,892  1,868,871    1,345,438   2,436,479
                                                                   =========== ========== ========================
          Cash and cash equivalents, end of the year

          Additional cash flow information
          Monetary variation and interest capitalized                 (27,889)     9,365      (21,345)     26,343

                                                                             (Translation of the report originally issued in Portuguese.
                                                                                                See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                                                                                    CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                                                                        DATE - 06/30/2003

----------------------------------------------------------------------------------------------------------------------------------------
         00403 - 0  COMPANHIA SIDERÚRGICA NACIONAL                                                                   33.042.730/0001-04
----------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT
----------------------------------------------------------------------------------------------------------------------------------------

                                                                                           Parent Company            Consolidated
                                                                                      ------------------------- ------------------------
                                                                                          2003         2002        2003        2002
                                                                                      ------------- ----------- ------------------------
    SOURCES OF FUNDS
         Funds provided by operations
              Net income (loss) for the period                                             541,016    (407,219)     512,942    (407,725)
              Expenses (income) not affecting working capital
              - Monetary and foreign exchange variation and long term accrued
                charges (net)                                                           (1,029,658)    859,134     (451,829)    451,396
              - Equity pick up                                                             176,556    (304,491)     (10,901)     13,325
              - Write-offs of permanent assets                                                 614       1,684        1,118       2,080
              - Depreciation/depletion/amortization                                        278,346     255,738      294,991     267,333
              - Amortization of deferred foreign exchange Variation                         67,498     475,353       68,833     476,688
              - Deferred income tax and social contribution                                162,585    (219,140)     164,998    (222,388)
              - Reversion of income tax and social contribution                           (114,759)                (114,759)
              - CPMF Provision                                                             142,911                  143,425
              - Other                                                                       52,902      85,136       60,951     131,096
                                                                                       ------------- ----------- ------------------------
                                                                                           278,011     746,195      669,769     711,805

         Funds provided by third parties - Long-term
              Loans and financing resources                                              1,061,488     119,889      800,712     143,638
         Debentures Issue                                                                              645,585                  645,585
              Decrease in other assets                                                      23,328     899,862       30,335      22,713
              Increase in other liabilities                                                 36,337      42,638        5,122      53,930
         Subsidiaries Proposed Dividend                                                                  2,016
         Other                                                                                (740)     10,062       10,015      (2,310)
                                                                                       ------------- ----------- ------------------------
                                                                                         1,120,413   1,720,052      846,184     863,556
                                                                                      ------------- ----------- ------------------------
                                                                                         1,398,424   2,466,247    1,515,953   1,575,361
                                                                                       ============= =========== ========================

    USES OF FUNDS
             Funds used in permanent assets
             Investments                                                                    43,145     821,516      (66,250)      7,914
             Property, plant and equipment                                                 534,150      89,864      201,330     246,879
             Deferred assets                                                                65,091      19,069       38,272      26,061
                                                                                      ------------- ----------- ------------------------
                                                                                           642,386     930,449      173,352     280,854

         Other
              Interest on stockholders’ equity/dividends                                   506,138      50,000      506,138      50,000
              Transfer of loans and financing to short-term                                732,862     175,834      544,744     736,837
              Increases in noncurrent assets                                               580,177     107,148       29,964     (58,230)
              Deferred income tax and social contribution                                              129,324                  129,324
              Decrease in long-term loans and financing                                     81,096      14,745       69,238       6,403
              Other                                                                              5       1,278          (12)      1,310
                                                                                       ------------------------- ------------------------
                                                                                         1,900,278     478,329    1,150,072     865,644
                                                                                      ------------- ----------- ------------------------
                                                                                          2,542,664   1,408,778    1,323,424   1,146,498
                                                                                       ------------- ----------- ------------------------
    INCREASE (DECREASE) IN NET WORKING CAPITAL                                          (1,144,240)  1,057,469      192,529     428,863
                                                                                      ============= =========== ========================

    CHANGES IN NET WORKING CAPITAL
         Current assets
              - At end of period                                                         3,974,601   3,927,761    4,197,045   4,791,295
              - At beginning of  period                                                  4,257,340   2,339,564    4,227,070   2,851,555
                                                                                       ------------- ----------- ------------------------
                                                                                          (282,739)  1,588,197      (30,025)  1,939,740
                                                                                       ------------- ----------- ------------------------
          Current liabilities
              - At end of  period                                                        4,304,915   4,151,883    4,506,081   5,243,242
              - At beginning of  period                                                  3,443,414   3,621,155    4,728,635   3,732,365
                                                                                      ------------- ----------- ------------------------
                                                                                           861,501     530,728     (222,554)  1,510,877
                                                                                       ------------- ----------- ------------------------
    INCREASE (DECREASE) IN NET WORKING CAPITAL                                          (1,144,240)  1,057,469      192,529     428,863
                                                                                      ============= =========== ========================

                                                            (Translation of the report originally issued in Portuguese.
                                                                               See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE                                                                                    CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL,  INDUSTRY & OTHER TYPES OF COMPANY                                                        DATE - 03/31/2003

-----------------------------------------------------------------------------------------------------------------------
 00403 - 0  COMPANHIA SIDERÚRGICA NACIONAL                                                           33.042.730/0001-04
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT
-----------------------------------------------------------------------------------------------------------------------

The Company upstream merger part of the split-up of CISA in february 2003, and such event have impacted the financial statements as follows:

ACCOUNTING CASH FLOW
----------------------------------------------------------------------------------------

Cash Flow from operating activities
     Increase in Assets
         Current Assets                                                                                 883
          Long Term Assets                                                                            1,225      2,108
                                                                                                  ----------
     Increase in Liabilities
         Current Liability (except for loans and financing)                                        (161,883)
          Long Term Liability (except for loans and financing)                                      (34,396)  (196,279)
                                                                                                  ----------

Cash Flow from investing activities
          Investments                                                                                (5,409)
         Property, plant and equipment                                                              484,252
         Deferred assets                                                                             30,041    508,884
                                                                                                  ----------

Cash Flow from financing activities
   Loans and financing
         Current Assets                                                                             (38,943)
          Long Term Assets                                                                         (275,770)  (314,713)
                                                                                                  ----------

SOURCES OF FUNDS AND RESOURCE APLICATION DEMONSTRATION
----------------------------------------------------------------------------------------

Sources of Funds
     Funds provided by third parties - Long-term
          Loans and financing resources                                                             275,770
          Other                                                                                      34,396    310,166
                                                                                                  ----------

Uses of Funds
     Funds used in permanent assets
          Investments                                                                                (5,409)
         Property, plant and equipment                                                              484,252
         Deferred assets                                                                             30,041    508,884
                                                                                                  ----------

         Other
         Increase in Long Term Assets                                                                 1,225    510,109
                                                                                                  ----------

                                                                                                             ----------
Net Current                                                                                                   (199,943)
                                                                                                             ----------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.